Stantec


EXCELLENCE • INNOVATION • PEOPLE • GROWTH •
2023

Annual Report

STN TSX NYSE



Alberta Solar One
Burdett, Alberta, Canada

TABLE OF CONTENTS

Strong Achievements

2023 was truly a remarkable year for Stantec as we once again delivered record financial results driven predominantly through robust organic growth and strong operational performance. We grew our net revenue by 14 percent and, importantly, we reached our highest ever adjusted EBITDA margin and grew our adjusted diluted earnings per share by 17 percent to $3.67.

Throughout the year, we remained steadfast in our commitments of prioritizing our people, safety, ethics, and our leadership in sustainability. Our dedication to driving business excellence through diversity, inclusiveness, and doing what is right remains fundamental to everything we do. This has resulted in a highly engaged workforce, with employees who are proud to work at Stantec and are driven to achieve.

In 2023, we maintained one of the lowest voluntary turnover rates among peers of our size and we hired a record number of new employees, growing our workforce organically by approximately 5 percent. And once again, through our authentic approach to environmental, social and governance matters, we were ranked within the top 10 Global 100 Most Sustainable Corporations in the World by Corporate Knights – number one among our industry peer group.

We have now brought our 2020 Strategic Plan to conclusion, and we are proud of what we have accomplished over the last four years. The relentless pursuit of operational excellence by each and every Stantec employee has delivered tremendous value to our shareholders, and there is still so much more to come.

Stantec is truly firing on all cylinders, and that's why we are so excited about our outlook for the future. In December 2023, we announced our new, bold, 2024 – 2026 Strategic Plan with our greatest ambition being to facilitate the continued success of our clients, communities, and our people.

In formulating our new Strategic Plan, we deepened our understanding of the toughest challenges and global trends that our clients are facing:

- Climate change and resource security;
- Demographic, social and urbanization changes;
- Incremental and breakthrough technology; and
- Geopolitical, economic and industry shifts.

And to address these challenges we formulated three strategic growth initiatives which we will focus our efforts on:

- Climate Solutions;
- Communities and Infrastructure of the Future; and
- Future Technology.

These initiatives form the foundation of our organic growth plans for the next three years and inform the opportunities we will pursue. Combined with strategic and disciplined acquisitions we will look to grow net revenues to $7.5 billion by the end of 2026.

It is an ambitious goal, but we are already well on our way. In mid-2023 we acquired Environmental Systems Design, a 270-person leading engineering design firm specializing in mission critical and data center buildings. At the beginning of 2024, we completed the acquisition of ZETCON, a 645-person leading infrastructure firm in Germany, and we also recently closed the acquisition of Morrison Hershfield, a leading transportation, buildings, and environmental services firm with 1,150 people predominantly in Canada and the US. We entered 2024 with strong backlog of $6.3 billion and we continue to see very robust demand from both public and private investment.

With our diligent focus on integration, project execution and operational efficiency, we fully expect to continue to deliver enhanced revenue, margins and earnings growth. As such, we remain very optimistic about the years ahead.

This past year, we welcomed Angeline Chen and Celina Wang Doka to our Board of Directors, adding to the breadth and depth of the Board. We want to express our gratitude to all our Board members for their unwavering commitment to strong governance, and to fulfilling their mandate to represent our shareholders.

We also want to thank our CFO Theresa Jang for her strong contributions to Stantec and congratulate her on her planned retirement. Theresa has been instrumental in the strategic growth of Stantec, while maintaining a solid financial position for the company. We expect a smooth transition to a new chief financial officer later this year.

Our strong achievements are not possible without our employees. We thank them for their dedication and passion. We are truly better together.

Thank you to all of our stakeholders for your continued support as we continue to drive long-term value creation.



Gord Johnston
President and CEO



Douglas K. Ammerman
Chair, Board of Directors





millions (C$) except per share amounts

Gross Revenue and Net Revenue


$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
19
20
21
22
23

Gross revenue
Net revenue

Net Income


$500
$400
$300
$200
$100
$0
19
20
21
22
23

Adjusted net income
Net income

Adjusted EBITDA


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
18%
16%
14%
12%
19
20
21
22
23

Adjusted EBITDA
Adjusted EBITDA Margin

Diluted Earnings per Share (C$)


$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
19
20
21
22
23

Adjusted diluted EPS
Diluted EPS

Cashflow


$600
$400
$200
$0
19
20
21
22
23

Operating cash flow
Free cash flow

Capital Returned to Shareholders


$150
$120
$90
$60
$30
$0
19
20
21
22
23

Share Repurchase
Dividends

Green Park Station
Reading, UK

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, and free cash flow are non-IFRS measures discussed in the Definitions of Non-IFRS and Other Financial Measures section of this 2023 Annual Report.



Our Business Vision

The success of our clients, communities, and people worldwide is our greatest ambition

28,000
employees

8,500	11,500	8,000
Canada	United States	Global

Our Values

We put people first
People are at the heart of everything we do; they give our work purpose.

We are better together
When smart, passionate, creative people come together, real possibilities are unleashed.

We do what is right
We approach every project as a partnership because our work creates a lasting impact on our clients' communities.

We are driven to achieve
We believe that transformation—in our work and in ourselves—is truly possible. We're defined by our entrepreneurial spirit and our unwavering pursuit of not only what's next, but also what's best.

Diversified geographic footprint


22%
Global
2023 Net Revenue
by Reportable Segment
Percent of net revenue
25%
Canada
53%
United States



Infrastructure
We evaluate, plan, and design infrastructure solutions for transportation, community development, and urban spaces that are resilient and community friendly.

27%	% of 2023 total Net Revenue
$1.4B	Net Revenue
8.2%	Year-over-Year Growth



Water
We design solutions to provide resilience and improve health and quality of life through clean, safe water. We support the needs of communities and industry throughout the water lifecycle with tailored solutions for sustainable water resources, planning, management, and infrastructure.

21%	% of 2023 total Net Revenue
$1.1B	Net Revenue
22.9%	Year-over-Year Growth



Environmental Services
We provide a wide array of permitting, conservation, ecosystem restoration, health sciences and ESG strategy services to preserve and minimize impacts to environmental, cultural, and social resources.

20%	% of 2023 total Net Revenue
$1.0B	Net Revenue
14.1%	Year-over-Year Growth



Buildings
We deliver integrated architecture, engineering, interior design, and planning solutions that draw upon our expertise to create lower-carbon innovations and strengthen communities through the power of design.

19%	% of 2023 total Net Revenue
$1.0B	Net Revenue
15.7%	Year-over-Year Growth



Energy & Resources
We provide safe and sustainable solutions for the world's energy and resource needs and support the energy transition with a growing focus on renewable sources.

13%	% of 2023 total Net Revenue
$0.6B	Net Revenue
8.5%	Year-over-Year Growth

Our Approach

At Stantec, our excellent business and financial outcomes reflect our authentic approach to environmental, social, and governance matters. We are designers, architects, engineers, scientists, planners, and project managers innovating together to support a more sustainable world.

We are operationally carbon neutral and continue our journey to net zero. Stantec is committed to climate action and actively supports the United Nations Sustainable Development Goals. Our project work focuses on creating sustainable communities for our clients around the world.

Highlights

#1

Ranked most sustainable corporation among industry peers

2024 Corporate Knights Global 100

Top 50

STEM Workplace for Indigenous Professionals 22 Corporate Knights

50% | 43% Women
Respectively, of our Board and our C-Suite team are women

Sustainability-linked loan proceeds
Donated to Indigenous non-profits addressing climate change

68,630+ Acres
Through design, management, and monitoring, our ecosystems restoration teams worked on over 68,000 acres of land restoration in the US





Delivering Value

Our winning strengths and focused priorities deliver a compelling investment proposition for our shareholders.

Our Strategic Growth Initiatives
- Climate Solutions
- Communities and Infrastructure of the Future
- Future Technology

Our Strengths
- Engineering design
- Technology
- Climate Action
- Global presence
- Solutions
- Collaboration

Our Priorities
- People
- Innovation
- Community
- Sustainability
- Excellence in project delivery

Our Core SDGs

We support and measure our collective impact against the United Nations Sustainable Development Goals (SDGs).



6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND

Chickahominy Riverfront Park Living Shoreline
James City County, Virginia, USA



Index to Management's Discussion and Analysis

Management’s Discussion and Analysis

February 28, 2024

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2023, dated February 28, 2024, should be read in conjunction with the Company’s 2023 audited consolidated financial statements and related notes for the year ended December 31, 2023. Our 2023 audited consolidated financial statements and related notes are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Stantec's report pursuant to Canada's Modern Slavery Legislation (an Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff) is available on SEDAR+ at sedarplus.ca and available on the Company's website at stantec.com. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures

The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the 2023 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures and ratios do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures and ratios presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Business Model

Stantec is a global design and delivery leader in sustainable engineering, architectural planning, and environmental services. As a trusted advisor for our clients and communities, Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency. Our strategy is guided by our purpose, which is to empower people to rise to the world’s greatest challenges. The success of our clients, communities, and people worldwide is our greatest ambition.

The Stantec community unites more than 28,000 employees working in over 400 locations across six continents. We cultivate close client relationships through our geographic and service offering diversification. In 2023, Stantec earned net revenues of $5.1 billion: 53% in the United States, 25% in Canada, and 22% from our Global operations.

Key components of our business model are:

1. Geographic diversification. We conduct business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions at the local level while offering the expertise of our global team.
2. Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Water, Environmental Services, Buildings, and Energy & Resources.
3. Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4. Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2023 Key Accomplishments

The end of 2023 marks the successful completion of Stantec's 2020 Strategic Plan as we delivered a third consecutive year of record earnings and continued to execute our growth strategy.

Record Performance
Our strong collaborative approach and delivery of integrated services across our business units and broad geographies allows us to drive operational efficiency and expand our business. Our net revenue reached a record $5.1 billion, driven predominantly by 9.9% organic growth and 1.5% acquisition growth.

Each of our business operating units and geographic regions delivered organic net revenue growth while maintaining a focus on strong project execution and operational excellence. This drove robust results for several key financial metrics including adjusted EBITDA margin reaching 16.4%, net income of $331.2 million, diluted earnings per share of $2.98, and adjusted diluted earnings per share of $3.67.

The growth was a testament to the strength of our diversified business model and our ability to address multi-year critical issues stemming from aging infrastructure, climate change, and re-shoring of domestic production.

Financial Strength and Disciplined Capital Allocation
In 2023, we strengthened our balance sheet through a $250 million private placement offering of senior unsecured notes and a $288 million public common share offering. This provides additional capacity to fund future acquisition opportunities and growth initiatives.

We continued to be disciplined in our capital allocation strategy, returning capital to shareholders through our dividend and repurchasing our shares opportunistically, while maintaining our priority of deploying capital towards investment in strategic, accretive acquisitions. In 2023, we completed the acquisition of Environmental Systems Design (ESD), based in Chicago, Illinois. ESD, a 300-person engineering firm, deepened Stantec's building expertise in data centers and mission-critical facilities. We also announced our intention to acquire ZETCON Engineering, a 645-person engineering firm headquartered in Bochum, Germany, which was completed on January 8, 2024.

Sustainability – The Stantec Way
Through our intentional approach to environmental, social, and governance matters, we have solidified our position as a global leader in sustainability. We are extremely proud of the accomplishments and accolades that recognize our commitment to sustainability, which include:

- Ranked first among our peers as one of Corporate Knights' 2024 Global 100 Most Sustainable Corporations in the world; ranked #9 overall in the world, recognizing our success in generating "clean" revenue
- Named to Corporate Knights' Best 50 Corporate Citizens in Canada for the 14th time
- Recognized as a climate leader, receiving a CDP A- rating for the fifth year in a row
- Included in the S&P Global Sustainability Yearbook for the second year in a row

We are committed to championing inclusion, diversity, and equity throughout our organization and the global communities we serve. We participate in various partnerships with organizations such as Neurodiversity in Business and the Canadian Centre for Diversity and Inclusion, and have received awards for our progress related to inclusion, diversity and equity.

Our sustainability-linked loan (SLL) structure connects to our syndicated senior credit facilities and aligns the cost of borrowing with targets linked to Stantec's GHG emissions reductions targets and Bloomberg Gender-Equality Index (GEI) score. In 2023, we recognized SLL savings by achieving our key performance metrics and directed these interest savings to Indigenous non-profit organizations addressing climate change in Canada, the United States, Australia, and New Zealand.

Looking Ahead
Global trends are driving strong demand for our services. Our marketing and business development growth programs, combined with our strong expertise and our exceptional cross collaboration, position us well to take advantage of the organic growth ahead of us. We are confident that we have the right mix between our five Business Operating Units, and their work within multiple sub-sectors, to meet this demand and provide a high level of diversification for Stantec. This business mix and our growing geographic diversification also creates resiliency within our business when faced with recent disruptions like the COVID pandemic, a slowing economy, or rising interest rates.

Our new three-year strategic plan, released in December 2023, focuses on the unprecedented funding and urgency due to climate change impacts; re-imaging and creating new approaches for communities and infrastructure; and further embracing technology to drive efficiencies.

In early 2024, we continued with our acquisition-based growth plan and completed the acquisition of ZETCON Engineering and Morrison Hershfield, a 1,150-person engineering and management firm headquartered in Markham, Ontario. We continue to see significant acquisition opportunities in all of our key sectors and geographies and remain committed to achieving our growth aspirations.

Strategic Acquisitions Completed in 2023 and 2022

Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS				
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States								
L2P	October 2022	Philadelphia, Pennsylvania	40			●		
Environmental Systems Design	June 2023	Chicago, Illinois	300			●		
Global								
Barton Willmore	April 2022	Reading, United Kingdom	300	●				

2023 Financial Highlights

(In millions of Canadian dollars, except per share amounts and percentages)	Year Ended Dec 31					
	2023		2022		2021	
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	**6,479.6**	**127.9%**	5,677.2	127.4%	4,576.8	125.9%
Net revenue	**5,066.2**	**100.0%**	4,457.2	100.0%	3,636.1	100.0%
Direct payroll costs	2,321.5	45.8%	2,039.9	45.8%	1,672.8	46.0%
Project margin	**2,744.7**	**54.2%**	2,417.3	54.2%	1,963.3	54.0%
Administrative and marketing expenses	1,945.8	38.4%	1,742.5	39.1%	1,423.6	39.2%
Depreciation of property and equipment	59.9	1.2%	56.8	1.3%	53.9	1.5%
Depreciation of lease assets	121.7	2.4%	122.1	2.7%	107.9	3.0%
Amortization of intangible assets	102.0	2.0%	104.6	2.3%	60.0	1.7%
Net interest expense and other net finance expense	93.0	1.8%	73.2	1.6%	43.3	1.2%
Other	(4.9)	0.0%	(7.0)	(0.1)%	11.6	0.2 %
Income taxes	96.0	1.9%	78.1	1.8%	62.3	1.7%
Net income	**331.2**	**6.5%**	247.0	5.5%	200.7	5.5%
Basic earnings per share (EPS)	**2.98**	n/m	2.23	n/m	1.80	n/m
Diluted EPS	**2.98**	n/m	2.22	n/m	1.80	n/m
Adjusted EBITDA *(note)*	**831.0**	**16.4%**	723.9	16.2%	573.8	15.8%
Adjusted net income *(note)*	**408.4**	**8.1%**	347.1	7.8%	269.9	7.4%
Adjusted diluted EPS *(note)*	**3.67**	n/m	3.13	n/m	2.42	n/m
Dividends declared per common share	**0.78**	n/m	0.72	n/m	0.66	n/m
Total assets	**6,076.7**		5,652.9		5,226.4	
Total long-term debt	**1,129.0**		1,235.8		1,245.1	

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

We achieved diluted earnings per share of $2.98 and adjusted diluted earnings per share of $3.67, each an all-time high with respective increases of 34.2% and 17.3% compared to 2022. Record earnings reflect a very strong year of net revenue growth and solid execution of our strategic plan.

- Net revenue increased 13.7%, or $609.0 million, to $5.1 billion compared to 2022, primarily driven by 9.9% organic growth and 1.5% acquisition growth. All of our regional and business operating units delivered organic growth. Water delivered exceptional organic growth of 20%, while Environmental Services and the United States also achieved double-digit organic growth.
- Project margin increased $327.4 million, or 13.5%, to $2.7 billion and, as a percentage of net revenue, remained consistent with 2022 at 54.2% as a result of net revenue growth and solid project execution.
- Adjusted EBITDA increased $107.1 million, or 14.8%, to $831.0 million. We achieved an adjusted EBITDA margin of 16.4%, a 20 basis point increase from 2022, driven by increased activities and disciplined cost management, partly offset by a significant expense related to the revaluation of our long term incentive plan (LTIP) primarily due to strong share price appreciation. Excluding the revaluation, adjusted EBITDA margin achieved was 17.1%.
- Net income and diluted EPS achieved record highs in 2023. Net income increased 34.1%, or $84.2 million, to $331.2 million, and diluted EPS increased 34.2%, or $0.76, to $2.98, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.

- We concluded on our 2023 Real Estate Strategy and drove approximately $0.38 of incremental adjusted EPS while reducing our footprint by over 30% relative to our 2019 baseline.
- Adjusted net income increased 17.7%, or $61.3 million, to a record high of $408.4 million, representing 8.1% of net revenue (8.6% excluding the effect of the LTIP revaluation), up 30 basis points compared to last year. Adjusted diluted EPS increased 17.3%, or $0.54, to $3.67 ($3.91 excluding the effect of the LTIP revaluation).
- Contract backlog stands at $6.3 billion—a 6.8% increase from December 31, 2022—reflecting 4.6% organic growth. Organic backlog growth was achieved across all our regional units, with Water attaining over 23% organic backlog growth. Contract backlog represents approximately 12 months of work.
- Net debt to adjusted EBITDA was 1.0x at December 31, 2023—within our internal range of 1.0x to 2.0x.
- Operating cash flows increased 79.0% from $304.3 million to $544.7 million, reflecting strong operating performance and disciplined working capital management.
- Days sales outstanding was 77 days at December 31, 2023, a four-day reduction from December 31, 2022.
- We repurchased 129,036 common shares for an aggregate price of $10.0 million under our normal course issuer bid (NCIB).
- We issued 3,108,450 common shares from treasury through a public offering, including 405,450 shares issued in connection with the exercise in full of the over-allotment option, at a price of $92.50 for net proceeds of $277.8 million after share issuance costs. We used the net proceeds of the offering to repay a portion of our revolving credit facility, creating additional capacity to fund future acquisition opportunities and growth initiatives, as well as for general corporate purposes.
- Consistent with our growth strategy and subsequent to year end, we closed the following acquisitions:
    - On January 8, 2024, we acquired ZETCON Engineering, a 645-person engineering firm headquartered in Bochum, Germany, with 13 offices covering all major German metropolitan areas and one office in Austria. ZETCON provides a strong platform in infrastructure planning, inspection, project management, and construction management.
    - On February 9, 2024, we acquired Morrison Hershfield, a 1,150-person engineering and management firm headquartered in Markham, Ontario. Morrison Hershfield has offices in 22 cities across North America and an office in India. The firm has a highly respected industry reputation in transportation, buildings, and environmental services.
- On February 28, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on April 15, 2024, to shareholders of record on March 28, 2024, representing an 7.7% increase.

2023 Fourth Quarter Highlights

	Quarter Ended Dec 31			
	2023		2022	
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	**1,609.0**	**129.5%**	1,513.5	133.9%
Net revenue	**1,242.2**	**100.0%**	1,130.4	100.0%
Direct payroll costs	572.6	46.1%	509.9	45.1%
Project margin	**669.6**	**53.9%**	620.5	54.9%
Administrative and marketing expenses	483.1	38.9%	439.4	38.9%
Depreciation of property and equipment	14.9	1.2%	13.8	1.2%
Depreciation of lease assets	30.5	2.5%	31.9	2.8%
Amortization of intangible assets	23.7	1.9%	27.5	2.4%
Net interest expense and other net finance expense	22.3	1.8%	20.6	1.8%
Other	(0.7)	(0.1%)	(10.5)	(1.0%)
Income taxes	21.4	1.7%	24.3	2.1%
Net income	**74.4**	**6.0%**	73.5	6.5%
Basic and diluted EPS	**0.66**	n/m	0.66	n/m
Adjusted EBITDA *(note)*	**194.6**	**15.7%**	191.7	17.0%
Adjusted net income *(note)*	**91.4**	**7.4%**	91.1	8.1%
Adjusted diluted EPS *(note)*	**0.82**	n/m	0.82	n/m
Dividends declared per common share	**0.195**	n/m	0.180	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Our fourth quarter results include solid performance as net revenue growth remained strong at 9.9%, and our earnings remained consistent, achieving diluted earnings per share of $0.66 and adjusted diluted earnings per share of $0.82.

- Net revenue increased 9.9%, or $111.8 million, to $1.2 billion, driven by 7.5% organic growth and 1.9% acquisition growth. For the eighth consecutive quarter, we achieved organic growth in all of our regional and business operating units with the exception of Energy & Resources, which saw a slight organic retraction of 1.2% in the fourth quarter. Double-digit organic growth was achieved in the United States and in our Water and Environmental Services businesses.
- Project margin increased 7.9%, or $49.1 million, and decreased 100 basis points as a percentage of net revenue from 54.9% to 53.9%, remaining in line with expected ranges. Higher project margin in Q4 2022 was partly due to changes in project mix in our US operations.
- Adjusted EBITDA increased 1.5%, or $2.9 million, to $194.6 million, and achieved a margin of 15.7% compared to 17.0% in the prior period. The revaluation of our LTIP in Q4 2023, primarily due to strong share price appreciation, contributed to a lower margin. Excluding the revaluation, adjusted EBITDA margin achieved was 16.6%.
- Net income increased 1.2%, or $0.9 million, to $74.4 million and diluted EPS was $0.66.
- Adjusted net income and adjusted diluted EPS remained consistent at $91.4 million, representing 7.4% of net revenue (8.1% excluding the effect of the LTIP revaluation), and $0.82 ($0.90 excluding the effect of the LTIP revaluation), respectively.

Reconciliation of Non-IFRS Financial Measures

(In millions of Canadian dollars, except per share amounts)	Year Ended Dec 31, 2023	2022	2021	Quarter Ended Dec 31, 2023	2022
Net income	**331.2**	**247.0**	**200.7**	**74.4**	**73.5**
Add back (deduct):					
Income taxes	96.0	78.1	62.3	21.4	24.3
Net interest expense	91.0	64.0	37.9	22.9	17.5
Net impairment (reversal) of lease assets and property and equipment (note 1)	0.1	(2.9)	37.3	3.9	0.4
Depreciation and amortization	283.6	283.5	221.8	69.1	73.2
Unrealized (gain) loss on equity securities	(10.5)	18.0	(13.9)	(6.4)	(4.2)
Acquisition, integration, and restructuring costs (note 4)	39.6	41.8	27.7	9.3	12.6
Gain on disposition of intangible asset	—	(5.6)	—	—	(5.6)
Adjusted EBITDA	**831.0**	**723.9**	**573.8**	**194.6**	**191.7**

(In millions of Canadian dollars, except per share amounts)	Year Ended Dec 31, 2023	2022	2021	Quarter Ended Dec 31, 2023	2022
Net income	**331.2**	**247.0**	**200.7**	**74.4**	**73.5**
Add back (deduct) after tax:					
Net impairment (reversal) of lease assets and property and equipment (note 1)	0.1	(2.2)	28.5	3.1	0.3
Amortization of intangible assets related to acquisitions (note 2)	52.6	61.1	30.2	10.9	15.3
Unrealized (gain) loss on equity securities (note 3)	(8.1)	13.7	(10.6)	(4.9)	(3.2)
Acquisition, integration, and restructuring costs (note 4)	32.6	31.8	21.1	7.9	9.5
Gain on disposition of intangible asset (note 5)	—	(4.3)	—	—	(4.3)
Adjusted net income	**408.4**	**347.1**	**269.9**	**91.4**	**91.1**
Weighted average number of shares outstanding - diluted	111,228,491	111,069,776	111,616,665	112,039,745	110,915,844
Adjusted earnings per share - diluted	**3.67**	**3.13**	**2.42**	**0.82**	**0.82**

See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2023 of $(0.2) (2022 - $2.6; 2021 - $12.5) and for the quarter ended December 31, 2023 of $0.7 (2022 - $2.2). For the year ended December 31, 2023, this amount is net of tax of nil (2022 - $(0.7); 2021 - $8.8). For the quarter ended December 31, 2023, this amount is net of tax of $0.8 (2022 - $0.1).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2023, this amount is net of tax of $15.3 (2022 - $19.3; 2021 - $9.4). For the quarter ended December 31, 2023, this amount is net of tax of $3.2 (2022 - $5.1).

note 3: For the year ended December 31, 2023, this amount is net of tax of $(2.4) (2022 - $4.3); 2021 - $(3.3)). For the quarter ended December 31, 2023, this amount is net of tax of ($(1.5)) (2022 - $(1.0)).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2023, this amount is net of tax of $9.5 (2022 - $10.0; 2021 - $6.6. For the quarter ended December 31, 2023, this amount is net of tax of $2.3 (2022 - $3.1).

note 5: For the year and quarter ended December 31, 2023, this amount is net of tax of nil (2022 - (1.3); 2021 - nil).

Financial Targets

In our 2022 Annual Report, we provided our annual targets for 2023 on page M-9. Based on the strength of our financial performance in the first half of the year we revised and increased certain targets contained within our 2023 guidance in both our Q2 and Q3 2023 Interim Reports.

(In millions of Canadian dollars, unless otherwise stated)	**2023 Annual Range - excluding LTIP revaluation**	**2023 Results - excluding LTIP revaluation**	**2023 Annual Range - including LTIP revaluation (as reported)**	**2023 Results (as reported)**
Targets				
Net revenue growth	12% to 14%	13.7%	12% to 14%	13.7%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.1%	17.1%	16.3% to 16.7%	16.4%
Adjusted net income as % of net revenue (note)	above 8.2%	8.6%	above 7.8%	8.1%
Adjusted diluted EPS growth (note)	22% to 25%	24.9%	17% to 20%	17.3%
Adjusted ROIC (note)	Above 11.5%	12.0%	Above 11.0%	11.4%
Other expectations				
Net debt to adjusted EBITDA (note)	1.0x to 2.0x			1.0
Effective tax rate (without discrete transactions)	22% to 23%			22.5%
Earnings pattern	40-45% in Q1 and Q4			42%
	55-60% in Q2 and Q3			58%
Days sales outstanding (note)	at or below 80 days			77

Our revised targets and guidance assumed the average value for the US dollar to be $1.35, GBP to be $1.66, and AU $0.91.

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of this MD&A.

We updated our 2023 Annual Range on November 9, 2023 and continued to present the range with and without the effect of revaluing our LTIP, which has been outsized in 2023 due to the sharp increase in our share price. As we have previously noted, it is our standard approach to assume no change in our share price from close of the reporting period to the end of the forecasted year.

The “2023 Annual Range – excluding LTIP revaluation” and “2023 Results – excluding LTIP revaluation” present our targets and results assuming our share price had not changed materially from December 31, 2022. We believe this provides a more relevant comparison of our performance relative to our expectations.

The “2023 Annual Range – including LTIP revaluation” presented our targets on an “as reported” basis and assumed no change in our share price from September 30, 2023 until the end of the year. Our “2023 Results” are as reported and include the effect of LTIP revaluation expense being approximately $10 million higher than projected in our targets due to the continued rise in our share price over the course of the fourth quarter.

We achieved our targets for all measures in 2023. For further details regarding our overall annual performance, refer to the Financial Performance section of this MD&A.

Strategic Plans

2020 Strategic Plan

We are proud that we have successfully delivered on our 2020 Strategic Plan, where we established the following key financial targets:

1. Grow net revenue at a CAGR of greater than 10%.
2. Drive adjusted EBITDA margins to the range of 16% to 17%.
3. Grow earnings per share at a CAGR of greater than 11%.
4. Deliver a return on invested capital of greater than 10%.

We met our 2020 financial targets, except for our growth in net revenue CAGR. The impact of the pandemic contributed to a slow down in acquisition activities and delayed our compounded net revenue growth. Even with the interruption, we achieved a net revenue increase of 37% since 2019 (CAGR of 8.1%), our adjusted EBITDA margin increased to 16.4% (or 17.1% excluding the effect of the 2023 LTIP revaluation), adjusted EPS grew at a CAGR of 16%, and we delivered a ROIC of 11.4%.

2024 Strategic Plan

On December 5, 2023, we announced our new 2024-2026 Strategic Plan, along with our three-year financial targets. The plan is based on three broad Strategic Growth Initiatives (SGIs): Climate Solutions; Communities and Infrastructure of the Future; and Future Technology. These initiatives form the foundation of our expectations for continued organic revenue growth. We have further reiterated our commitment to strategic acquisitive growth and to expand our EBITDA margin and earnings through project execution and operational efficiency.

Outlook

We are increasing our net revenue growth and adjusted diluted EPS growth targets and reaffirming our other targets and expectations included in our 2024 guidance released on December 5, 2023 with the launch of our 2024-2026 Strategic Plan. These targets now include the acquisition of Morrison Hershfield as described on M-6.

	2024 Annual Range
Targets	
Net revenue growth *(note 1)*	11% to 15%
Adjusted EBITDA as % of net revenue *(note 2)*	16.2% to 17.2%
Adjusted net income as % of net revenue *(note 2)*	above 8%
Adjusted diluted EPS growth *(notes 1 and 2)*	12% to 16%
Adjusted ROIC *(note 2)*	above 11%
Other expectations	
Effective tax rate (without discrete transactions)	22.0% to 23.0%
Earnings pattern	40-45% in Q1 and Q4 55-60% in Q2 and Q3
Capital expenditures as % of net revenue	1.75% to 2.25%
Net debt to adjusted EBITDA *(note 2)*	1.0x to 2.0x
Days sales outstanding *(note 2)*	at or below 80

In setting our targets and guidance, we assumed an average value for the US dollar of $1.35, GBP $1.70, and AU $0.90. For all other underlying assumptions, see page M-43.

note 1: 2024 guidance released on December 5, 2023 previously included net revenue growth of 7% to 12% and adjusted diluted EPS growth of 11% to 16%.

note 2: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, adjusted ROIC, and net debt to adjusted EBITDA are non-IFRS measures and days sales outstanding is a supplementary financial measure discussed in the Definitions section of this MD&A.

We now expect that net revenue will increase between 11% and 15% in 2024. Stantec continues to see high levels of activity in all regions. We reaffirm our expectations for organic net revenue growth in the mid to high single digits, with the US and Global regions in the mid to high single digits, and Canada in the mid-single digits. We now expect acquisition net revenue growth in the mid-single digits from ZETCON, Morrison Hershfield, and ESD.

We continue to anticipate adjusted EBITDA margin will be in the range of 16.2% - 17.2%, reflecting continued discipline in the management of administrative and marketing costs to drive operational efficiency. Adjusted EBITDA margin in Q1 and Q4 2024 is expected to be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere. We expect to move to the higher end of the range in Q2 and Q3 of 2024, when we typically achieve stronger organic net revenue growth and increased utilization in our operations.

We continue to expect adjusted net income to achieve a margin above 8.0%, while we now expect adjusted diluted EPS growth to be in the range of 12% - 16%. We continue to expect ROIC to be above 11%.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2023 and the relative total shareholder return components on our share-based compensation programs.

Financial Performance

The following sections outline specific factors that affected the results of our operations in 2023.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate over 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $100.6 million positive impact on our net revenue results in 2023 compared to 2022, as further described below:

- The US dollar averaged $1.30 in 2022 and $1.35 in 2023—a 3.8% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
- The GBP averaged $1.61 in 2022 and $1.68 in 2023—a 4.3% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
- The AU dollar averaged $0.90 in 2022 and 2023— remaining consistent with limited impact on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2023 compared to 2022.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	1,426.5	1,337.0	89.5	—	n/a	89.5	6.7%
United States	3,634.5	3,056.6	577.9	83.1	110.6	384.2	12.6%
Global	1,418.6	1,283.6	135.0	12.3	23.0	99.7	7.8 %
Total	6,479.6	5,677.2	802.4	95.4	133.6	573.4	
Percentage growth			14.1%	1.7%	2.3%	10.1%	

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,246.3	1,150.8	95.5	—	n/a	95.5	8.3%
United States	2,684.1	2,266.6	417.5	53.8	83.8	279.9	12.3%
Global	1,135.8	1,039.8	96.0	11.9	16.8	67.3	6.5%
Total	5,066.2	4,457.2	609.0	65.7	100.6	442.7	
Percentage growth			13.7%	1.5%	2.3%	9.9%	

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,723.7	1,597.6	126.1	12.3	35.6	78.2	4.9%
Water	1,368.9	1,137.2	231.7	—	37.4	194.3	17.1%
Environmental Services	1,410.6	1,250.9	159.7	—	31.3	128.4	10.3%
Buildings	1,232.6	1,027.7	204.9	83.1	19.6	102.2	9.9%
Energy & Resources	743.8	663.8	80.0	—	9.7	70.3	10.6%
Total	6,479.6	5,677.2	802.4	95.4	133.6	573.4	
Percentage growth			14.1%	1.7%	2.3%	10.1%	

Net Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,379.4	1,275.0	104.4	11.9	27.5	65.0	5.1%
Water	1,073.2	873.5	199.7	—	27.1	172.6	19.8%
Environmental Services	1,028.0	901.3	126.7	—	23.5	103.2	11.5%
Buildings	946.0	817.9	128.1	53.8	14.6	59.7	7.3%
Energy & Resources	639.6	589.5	50.1	—	7.9	42.2	7.2%
Total	5,066.2	4,457.2	609.0	65.7	100.6	442.7	
Percentage growth			13.7%	1.5%	2.3%	9.9%	

We drove strong growth in all of our geographies and businesses and achieved a 13.7% net revenue increase in 2023 compared to 2022. Public infrastructure spending and private investment continue to be key growth drivers in 2023, with increased project work in water security, transportation, and energy transition. Other key drivers are the urgent challenges to tackle climate change and sustainability, along with re-shoring of domestic production to strengthen local supply chain resilience and security. Investments in smart cities, buildings, and designing facilities to meet the needs in the civic, healthcare, residential, and industrial markets also continue to be growth drivers.

Gross to net revenue ratio was 1.28 and remained within our expected range of 1.25 to 1.30.

Canada

We achieved 8.3% organic net revenue growth in our Canadian operations as both private and public spending remained robust and contributed to double-digit growth in Environmental Services, Infrastructure, and Water. In our Environmental Services business, demand remained high for our expertise in permitting and archaeological work to support midstream energy and transportation projects and increased environmental impact assessment activity in the renewable energy sector. Major bridge and roadway projects drove solid growth in Infrastructure and wastewater solution projects contributed to strong organic growth in Water.

United States

Net revenue increased 18.4%, reflecting continued strong organic growth momentum, positive foreign exchange impact, and acquisition growth. Our US operations achieved double-digit organic growth, driven by Water, Buildings, and Energy & Resources. Our Water team capitalized on public sector and industrial project demands across the US and continued our work on large-scale water security projects in the western US. Growth in our top-ranking Buildings practice was spurred by solid investment across most sub-sectors, particularly in healthcare, industrial, civic, and science & technology. Energy & Resources was driven by an acceleration of activities on hurricane recovery and power grid modernization projects in Puerto Rico. The ramp up of projects in our Infrastructure business drove solid organic growth, particularly on transit and rail projects in the western US and roadway work in the eastern US.

Global

In our Global operations, we achieved net revenue growth of 9.2%, reflecting organic and acquisition net revenue growth and positive foreign exchange impacts. Momentum from 2022 continued into 2023 and contributed to double-digit organic net revenue growth in Water and Energy & Resources. Our industry-leading Water business continued to deliver strong organic growth across the UK, Australia, and New Zealand through long-term framework agreements and public sector investment in water infrastructure. Energy & Resources delivered robust organic growth as a major energy storage project ramped up in the UK, along with the increasing imperative for energy-transition solutions that continued to drive demand in mining for copper and other metals.

Backlog

We define "backlog" as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

(In millions of Canadian dollars, except percentages)	**Dec 31, 2023**	**Dec 31, 2022**	**Total Change**	**Change Due to Acquisitions**	**Change Due to Foreign Exchange**	**Change Due to Organic Growth**	**% of Organic Growth**
Canada	1,342.6	1,249.2	93.4	—	n/a	93.4	7.5 %
United States	3,950.8	3,715.9	234.9	238.0	(80.1)	77.0	2.1 %
Global	1,012.5	936.6	75.9	—	(23.7)	99.6	10.6 %
Total	6,305.9	5,901.7	404.2	238.0	(103.8)	270.0	
Percentage growth (retraction)			6.8%	4.0%	(1.8%)	4.6%	

Our contract backlog at December 31, 2023 of $6.3 billion grew organically by 4.6%, or $270.0 million, and represents approximately 12 months of work, consistent with 2022. The increase in our contract backlog was driven by organic growth across all our regional units, and particularly in our Water and Buildings businesses.

Major Project Awards

Backlog grew by $404 million compared to December 31, 2022, which supports our positive outlook for a strong multi-year growth cycle bolstered by public infrastructure spending and private investment. Our project work continues to expand as demand grows for solutions related to infrastructure resilience, water security, climate change, energy transition, and domestic production.

In Metro Vancouver, British Columbia, our Water team was selected for engineering design and project management services for the North Shore Wastewater treatment plant project. In western Canada, we were awarded several renewable energy projects that will increase power generation and support decarbonization efforts. Our ability to integrate and cross-sell services resulted in two significant multidisciplinary industrial project wins. Our Infrastructure, Buildings, and Energy & Resources teams will collaborate to provide design and engineering services for a $1 billion lithium-ion battery cell manufacturing facility in British Columbia and the Durham Region Transit's new zero-emissions bus facility in Ontario.

Project wins in the United States span many end-markets. We were awarded the final design services for California's high-speed rail, an IIJA-funded project, which will connect Merced to Madera. We were named sole consultant for airport infrastructure and aviation terminal expansion programs at both the Cyril E. King airport and the Henry E. Rohlsen airport in the US Virgin Islands. Our Water team was awarded numerous water and wastewater projects throughout the United States, including the Southerly Tunnel Dewatering Pump Station in Cleveland, Ohio. This project is part of the Northeast Ohio Regional Sewer District's Project Clean Lake, a program designed to reduce pollution in Lake Erie. Our Buildings team was selected to provide consulting, design, and mechanical and electrical services for healthcare-related building and renovation projects.

Our Global operations achieved double-digit growth with strong backlog in Water and Buildings. Through our joint venture, Esh-Stantec, we were appointed to Lot A of Northumbrian Water's AMP8 infrastructure framework agreement, which runs for 12 years. We were also awarded three wastewater projects in Taiwan. Our Buildings team

was selected to design a world class integrated healthcare cancer facility in Dubai. Additional awards included Environmental Services contracts for renewable wind, solar and storage plants in Europe, and several mining projects in South America.

Project Margin

Project margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

In general, project margin fluctuations depend on the particular mix of projects in progress and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Project Margin by Reportable Segment

	2023		2022	
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	667.4	53.6 %	611.0	53.1 %
United States	1,475.1	55.0 %	1,254.1	55.3 %
Global	602.2	53.0 %	552.2	53.1 %
Total	2,744.7	54.2 %	2,417.3	54.2 %

Project Margin by Business Operating Unit

	2023		2022	
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	740.4	53.7 %	690.3	54.1 %
Water	582.0	54.2 %	474.8	54.4 %
Environmental Services	580.4	56.5 %	512.1	56.8 %
Buildings	505.0	53.4 %	441.0	53.9 %
Energy & Resources	336.9	52.7 %	299.1	50.7 %
Total	2,744.7	54.2 %	2,417.3	54.2 %

Project margin increased $327.4 million, or 13.5%, and as a percentage of net revenue, project margin remained consistent at 54.2%. Net revenue growth driven by robust public and private investment contributed to the project margin increase. As a percentage of net revenue, project margin remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin increased $56.4 million to $667.4 million, and as a percentage of net revenue, project margin increased 50 basis points due primarily to strong volume on high margin archaeological work in Environmental Services and solid project performance, particularly in Energy & Resources. Additionally, certain project recoveries and change order approvals in Infrastructure contributed to project margin increases.

Project margin in the United States increased $221.0 million, and as a percentage of net revenue, decreased 30 basis points to 55.0%. Project margin as a percentage of net revenue remained consistent with expectations, decreasing slightly due to project mix across our business lines.

Project margin in our Global operations increased $50.0 million to $602.2 million and remained consistent as a percentage of net revenue as a result of solid project execution, particularly in Water and Energy & Resources.

Administrative and Marketing Expenses

Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations generally incur higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $1,945.8 million in 2023 compared to $1,742.5 million in 2022, and decreased as a percentage of net revenue to 38.4% from 39.1%. The decrease was from our higher utilization and disciplined management of operations which resulted in lower administrative and marketing costs as a percentage of net revenue. Lower provisions for claims estimates also contributed to the decrease. Partly offsetting these decreases were higher share-based compensation costs, which include the impact of the revaluation of our LTIP ($34.1 million, or 70 basis points as a percentage of net revenue).

Net Interest Expense and Other Net Finance Expense

Net interest expense and other net finance expense increased $19.8 million in 2023 compared to 2022. This was primarily due to rising interest rates impacting our credit and term loan facilities.

Other Income

Other income was $4.9 million in 2023 compared to $7.0 million in 2022. Other income included a net gain of $11.1 million from our investments held for self-insured liabilities in 2023 compared to a net loss of $2.4 million in 2022. The comparative period also included a $5.6 million gain on the disposition of an intangible asset and a non-cash net impairment reversal of leased assets and property and equipment of $5.5 million.

Income Taxes

Our effective income tax rate decreased from 24.0% in 2022 to 22.5% 2023, which was consistent with our guidance as we benefited from our implemented tax strategy and recognized additional tax savings.

Fourth Quarter Results

The following sections outline specific factors that affected the results of our operations in Q4 2023 vs Q4 2022.

Gross and Net Revenue

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q4 2023	Q4 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	357.6	357.3	0.3	—	n/a	0.3	0.1%
United States	902.3	822.1	80.2	31.4	2.3	46.5	5.7%
Global	349.1	334.1	15.0	—	4.1	10.9	3.3%
Total	1,609.0	1,513.5	95.5	31.4	6.4	57.7	
Percentage growth			6.3%	2.1%	0.4%	3.8%	

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	**Q4 2023**	**Q4 2022**	**Total Change**	**Change Due to Acquisitions**	**Change Due to Foreign Exchange**	**Change Due to Organic Growth**	**% of Organic Growth**
Canada	307.1	291.1	16.0	—	n/a	16.0	5.5%
United States	662.1	577.9	84.2	21.3	1.9	61.0	10.6%
Global	273.0	261.4	11.6	—	3.3	8.3	3.2%
Total	1,242.2	1,130.4	111.8	21.3	5.2	85.3	
Percentage growth			9.9%	1.9%	0.5%	7.5%	

Gross Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	**Q4 2023**	**Q4 2022**	**Total Change**	**Change Due to Acquisitions**	**Change Due to Foreign Exchange**	**Change Due to Organic Growth (Retraction)**	**% of Organic Growth (Retraction)**
Infrastructure	419.7	421.8	(2.1)	—	2.3	(4.4)	(1.0%)
Water	343.7	289.8	53.9	—	3.1	50.8	17.5%
Environmental Services	357.6	341.5	16.1	—	1.9	14.2	4.2%
Buildings	308.1	277.8	30.3	31.4	0.5	(1.6)	(0.6%)
Energy & Resources	179.9	182.6	(2.7)	—	(1.4)	(1.3)	(0.7%)
Total	1,609.0	1,513.5	95.5	31.4	6.4	57.7	
Percentage growth			6.3%	2.1%	0.4%	3.8%	

Net Revenue by Business Operating Unit

(In millions of Canadian dollars, except percentages)	**Q4 2023**	**Q4 2022**	**Total Change**	**Change Due to Acquisitions**	**Change Due to Foreign Exchange**	**Change Due to Organic Growth (Retraction)**	**% of Organic Growth (Retraction)**
Infrastructure	336.5	324.8	11.7	—	2.1	9.6	3.0%
Water	265.9	218.3	47.6	—	2.2	45.4	20.8%
Environmental Services	254.3	225.3	29.0	—	1.5	27.5	12.2%
Buildings	234.7	208.1	26.6	21.3	0.6	4.7	2.3%
Energy & Resources	150.8	153.9	(3.1)	—	(1.2)	(1.9)	(1.2%)
Total	1,242.2	1,130.4	111.8	21.3	5.2	85.3	
Percentage growth			9.9%	1.9%	0.5%	7.5%	

Net revenue grew 9.9% in Q4 2023 compared to Q4 2022, driven largely by organic growth, as well as acquisition growth and the positive impacts of foreign exchange.

Net revenue from our Canada operations grew organically by 5.5% in Q4 2023 compared to Q4 2022, driven by double digit organic performance in Environmental Services, Infrastructure, and Water, partially offset with a slight retraction in Energy & Resources as several significant projects wound down in Q4 2023.

Our US net revenue grew by 14.6% in Q4 2023 compared to Q4 2022 as a result of double-digit organic growth, primarily from high organic growth achieved in Infrastructure, Water, and Buildings.

Our Global operations generated net revenue growth of 4.4% in Q4 2023 compared to Q4 2022, primarily from organic growth in Water and Energy & Resources.

Project Margin

Project Margin by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q4 2023 $	Q4 2023 % of Net Revenue	Q4 2022 $	Q4 2022 % of Net Revenue
Canada	163.8	53.3 %	155.3	53.3 %
United States	361.6	54.6 %	328.2	56.8 %
Global	144.2	52.8 %	137.0	52.4 %
Total	669.6	53.9 %	620.5	54.9 %

Project Margin by Business Operating Unit

(In millions of Canadian dollars, except percentages)	Q4 2023 $	Q4 2023 % of Net Revenue	Q4 2022 $	Q4 2022 % of Net Revenue
Infrastructure	179.9	53.5 %	179.6	55.3 %
Water	144.3	54.3 %	115.8	53.0 %
Environmental Services	145.4	57.2 %	130.9	58.1 %
Buildings	120.9	51.5 %	113.7	54.6 %
Energy & Resources	79.1	52.5 %	80.5	52.3 %
Total	669.6	53.9 %	620.5	54.9 %

Project margin increased $49.1 million in the quarter and decreased 100 basis points as a percentage of net revenue.

Overall, project margin increased as a result of higher net revenue from organic growth and acquisitions. Solid project execution and a favorable project mix drove consistent margins as a percentage of net revenue in Canada and Global. US margin as a percentage of net revenue was consistent with expectations and was higher in Q4 2022, primarily due to favorable project mix and certain recoveries, particularly in Water and Buildings.

Other

Administrative and marketing expenses were $483.1 million in Q4 2023 compared to $439.4 million in Q4 2022, and as percentage of net revenue remained consistent quarter over quarter at 38.9% (37.9% without the impact of the LTIP revaluation in Q4 2023). Net interest expense and other net finance expense increased primarily due to higher interest rates. Other income decreased as a result of a gain realized in Q4 2022 on the disposition of an intangible asset, partly offset with unrealized gain on investments held for self-insured liabilities in Q4 2023.

Our effective income tax rate in Q4 2023 was 22.3% compared to a rate of 24.8% in Q4 2022. The Q4 2023 quarterly rate remained consistent with our annual effective tax rate of 22.5%.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years.

(In millions of Canadian dollars, except per share amounts)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Gross revenue	1,609.0	1,693.2	1,638.2	1,539.2	1,513.5	1,473.2	1,376.6	1,313.9
Net revenue	1,242.2	1,316.8	1,278.7	1,228.5	1,130.4	1,160.0	1,116.7	1,050.1
Net income	74.4	103.9	88.0	64.9	73.5	68.0	60.7	44.8
Diluted earnings per share	0.66	0.94	0.79	0.59	0.66	0.61	0.55	0.40
Adjusted net income *(note)*	91.4	126.7	109.4	80.9	91.1	95.0	92.6	68.4
Adjusted diluted EPS *(note)*	0.82	1.14	0.99	0.73	0.82	0.86	0.83	0.61

Adjusted net income and adjusted diluted EPS are non-IFRS measures and are further discussed in the Definitions section of this MD&A.

Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual diluted EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of organic, acquisition growth, and foreign exchange on net revenue:

(In millions of Canadian dollars)	Q4 2023 vs. Q4 2022	Q3 2023 vs. Q3 2022	Q2 2023 vs. Q2 2022	Q1 2023 vs. Q1 2022
Increase in net revenue due to				
Organic growth	85.3	104.3	125.2	127.9
Acquisition growth	21.3	26.9	3.1	14.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	5.2	25.6	33.7	36.1
Total increase in net revenue	111.8	156.8	162.0	178.4

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The increase in net revenue in each of the 2023 quarters compared to the same periods in 2022 reflects organic growth, acquisition growth from revenues contributed from acquisitions completed in the last twelve months, and positive foreign exchange impacts. (See additional information about operating results in our MD&A for each respective quarter.)

Statements of Financial Position

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2022 to December 31, 2023.

(In millions of Canadian dollars)	**Dec 31, 2023**	**Dec 31, 2022**
Total current assets	2,272.5	1,937.8
Property and equipment	267.5	250.7
Lease assets	442.9	470.4
Goodwill	2,384.0	2,346.4
Intangible assets	265.7	320.4
Net employee defined benefit asset	72.3	57.4
Deferred tax assets	92.6	45.2
Other assets	279.2	224.6
Total assets	**6,076.7**	**5,652.9**
Current portion of lease liabilities	101.3	99.0
Current portion of long-term debt	146.7	52.2
Current portion of provisions	51.7	48.1
All other current liabilities	1,316.0	1,210.7
Total current liabilities	1,615.7	1,410.0
Lease liabilities	477.8	522.4
Long-term debt	982.3	1,183.6
Provisions	134.8	149.7
Net employee defined benefit liability	29.5	32.3
Deferred tax liability	24.4	28.2
Other liabilities	55.6	40.7
Equity	2,756.6	2,286.0
Total liabilities and equity	**6,076.7**	**5,652.9**

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities and the Shareholders' Equity section of this MD&A for an explanation of the changes in equity. The carrying amounts of assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position decreased due to the weakening of the US dollar and Australian dollar compared to the Canadian dollar, partly offset by the strengthening of the British pound compared to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The impact of the ESD acquisition and measurement period adjustments for prior acquisitions increased intangible assets by $37.6 million and goodwill by $74.2 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Additions of primarily engineering equipment and leasehold improvements in property and equipment were partly offset by depreciation. Lease assets and intangible assets decreased as depreciation and amortization exceeded lease additions and modifications, software additions, and acquired intangible assets. Other assets increased primarily as a result of purchases of investments and unrealized fair value increases recorded in investments held for self-insured liabilities and derivative financial instruments.

Net deferred tax assets increased $51.2 million primarily due to the estimated change in temporary differences, including those related to research and experimental expenditures in the US that, beginning in 2022, are amortized for tax purposes.

Total lease liabilities decreased $42.3 million due to lease payments made partly offset by additions, modifications, and interest accretion. Other liabilities increased due to higher revaluation impacts on cash-settled share-based compensation as a result of strong share price appreciation.

Total long-term debt decreased $106.8 million, due to payments made on our revolving credit facility and software financing obligations, including use of the net proceeds of $277.8 million from our common share offering in November 2023. These decreases were partly offset by the issuance of $250.0 million in senior unsecured notes, a new unsecured bilateral term credit facility of $100.0 million, and an increase in notes payable related to the ESD acquisition.

Net employee defined benefit asset increased $14.9 million and net employee defined benefit liability decreased $2.8 million, for a combined increase in the net asset position of $17.7 million to a net asset of $42.8 million compared to $25.1 million in 2022. The increase in the net asset position resulted largely from remeasurement gains and contributions made in the year.

Goodwill

In accordance with our accounting policies (described in note 4 of our 2023 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our CGUs are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, and UK/Europe/Middle East. As goodwill is not monitored at a level lower than our operating segments, three of our CGUs (Asia/Pacific, Latin America, and UK/Europe/ Middle East) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2023, we performed our annual goodwill impairment test. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 1, 2023, we concluded that the recoverable amount of our Canada and US CGUs exceeded their carrying amount and management believes that no reasonably possible change in assumptions would have caused the carrying amount to exceed their respective recoverable amount. The recoverable amount of our Global group of CGUs exceeded its carrying amount by $106.7 million assuming terminal operating margins averaging 9.3%. Management believes that the only reasonably possible changes to key assumptions that would cause the Global group of CGUs' carrying amount to exceed its recoverable amount would be a 100-basis points reduction in the assumed terminal operating margins (key assumptions are described in note 12 of our 2023 audited consolidated financial statements and incorporated by reference in this MD&A).

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section of this MD&A); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital

The following table shows summarized working capital information as at December 31, 2023, compared to December 31, 2022:

(In millions of Canadian dollars, except ratios)	**Dec 31, 2023**	**Dec 31, 2022**
Current assets	**2,272.5**	1,937.8
Current liabilities	**1,615.7**	1,410.0
Working capital *(note)*	**656.8**	527.8
Current ratio *(note)*	**1.41**	1.37

note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and certain other global subsidiaries on our consolidated statements of financial position decreased due to the weakening of the US and Australian dollar relative to the Canadian dollar, partially offset by the strengthening of the British pound relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased due to a collective increase of $110.8 million in trade and other receivables, unbilled receivables, and contract assets from strong organic revenue growth and the ESD acquisition. In addition, cash and deposits increased $204.6 million (explained in the Cash Flows section of this MD&A).

Our DSO (defined in the Definitions section of this MD&A) was 77 days at December 31, 2023, a four-day reduction from December 31, 2022, remaining within our expectations and reflecting strong collection efforts throughout the organization.

The increase in current liabilities was largely the result of higher trade and other payables due to increased activities and the timing of payroll accruals, an increase to deferred revenue from organic growth, and increases in the current portion of long-term debt and other liabilities (both explained in the Statement of Financial Position section of this MD&A). These increases were partly offset by a decrease in bank indebtedness (explained in the Cash Flows section of this MD&A).

Cash Flows

(In millions of Canadian dollars)	**2023**	**2022**	**Change**
Cash flows from operating activities	**544.7**	304.3	240.4
Cash flows used in investing activities	**(201.7)**	(73.8)	(127.9)
Cash flows used in financing activities	**(134.0)**	(296.7)	162.7

Cash flows from operating activities

Cash flows from operating activities were $544.7 million, which increased $240.4 million compared to 2022. Strong revenue growth and our disciplined management of working capital contributed to increased operating cash flow. This was partly offset by increased tax installments paid, reflecting higher projected taxable income and the new US tax legislation which delays the deduction of certain research and experimental expenditures, and increased interest payments. Operating cash flows in 2022 included impacts from the Cardno financial system integration.

Cash flows used in investing activities

Cash flows used in investing activities were $201.7 million, a $127.9 million increase compared to 2022. This was due primarily to our investments held for self-insured liabilities which included net purchases of $37.6 million in 2023 compared to net proceeds of $38.4 million earned from the sale of investments in the prior period. Additional increases to cash outflows were due to higher property and equipment and intangible assets purchases of $25.7 million, primarily for certain leasehold improvements and engineering equipment, as well as higher net cash used to fund a portion our acquisition of ESD.

Cash flows used in financing activities

Cash flows used in financing activities were $134.0 million, a $162.7 million decrease compared to 2022. The decrease was driven by net proceeds received from the issue of senior unsecured notes and a new bilateral term

loan facility, which aggregated to $348.8 million, a common share offering of $277.8 million, and lower share repurchases. These decreases were partly offset by net repayments of $550.0 million made on our revolving credit facility, notes payable and software financing obligations, and bank indebtedness.

Capital Management

Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	**Dec 31, 2023**	**Dec 31, 2022**
Current and non-current portion of long-term debt	**1,129.0**	1,235.8
Less: cash and cash equivalents	**(352.9)**	(148.3)
Bank indebtedness	**23.6**	65.4
Net debt	**799.7**	1,152.9
Shareholders' equity	**2,756.6**	2,286.0
Total capital managed	**3,556.3**	3,438.9
Adjusted EBITDA (note)	**831.0**	723.9
Net debt to adjusted EBITDA ratio (note)	**1.0**	1.6

note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At December 31, 2023, our net debt to adjusted EBITDA ratio was 1.0x, falling within our stated internal guideline and an improvement from 2022 as proceeds from our Q4 2023 bought-deal offering and higher cash flows from operations reduced net debt, and adjusted EBITDA increased year over year.

Our credit facilities include:

- senior unsecured notes, including notes issued on June 27, 2023, aggregated to $550 million
- syndicated senior credit facilities of $1.2 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $800 million and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature)
- an unsecured bilateral term credit facility of $100 million
- an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral term credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2023, $732.7 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the year ended December 31, 2023.

Shareholders' Equity

Shareholders' equity increased $470.6 million. The increase in shareholders' equity was mainly due to net income of $331.2 million earned in 2023, net proceeds from common shares issued of $277.8 million, and $9.3 million in share options exercised for cash. These increases were partly offset by $87.2 million in dividends declared, $10.0 million in shares repurchased under our NCIB, and other comprehensive loss of $50.9 million, including exchange differences on translation of our foreign subsidiaries of $64.0 million.

Our NCIB on the TSX was renewed on December 11, 2023, enabling us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2023 to December 12, 2024. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 129,036 common shares for an aggregate price of $10.0 million during 2023, compared to the repurchase of 1,085,676 common shares for an aggregate price of $65.3 million during 2022.

During 2023, we completed a public common share offering and issued 3,108,450 shares from treasury, including 405,450 shares issued in connection with the exercise in full of the over-allotment option, at a price of $92.50 for gross proceeds of $287.5 million (net proceeds of $277.8 million after share issuance costs).

Other

Outstanding Share Data

Common share outstanding were 114,066,995 at December 31, 2023 and February 28, 2024. No shares were repurchased between January 1, 2024, to February 28, 2024 under the NCIB and Automatic Share Purchase Plan.

Contractual Obligations

As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2023, on an undiscounted basis.

	Payment Due by Period				
(In millions of Canadian dollars)	**Total**	**Less than 1 Year**	**1–3 Years**	**4–5 Years**	**After 5 Years**
Debt	1,135.1	148.4	196.3	540.4	250.0
Interest on debt	200.9	50.8	82.9	47.0	20.2
Bank indebtedness	23.6	23.6	—	—	—
Lease liabilities	667.8	119.4	228.3	153.9	166.2
Variable lease payments and other lease obligations	338.7	56.6	95.4	76.2	110.5
Restoration	31.8	5.5	7.4	7.5	11.4
Purchase and service obligations	130.3	67.0	61.8	1.5	—
Other obligations	158.4	63.8	61.7	1.6	31.3
Total contractual obligations	2,686.6	535.1	733.8	828.1	589.6

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows and Capital Management sections of this MD&A and notes 16 and 25 in our 2023 audited consolidated financial statements, incorporated by reference.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans' board of trustees; the most recent were completed as at March 31, 2021. The Company expects to contribute approximately $7 million to the pension plans in 2024.

Off-Balance Sheet Arrangements

We have an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at December 31, 2023, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $2.4 million and $57.0 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before January 2025, except for $15.4 million that have open-ended terms. These—including the guarantees of certain office rental obligations—were issued in the normal course of operations.

Also, in the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. These bonds are intended to provide owners with financial security regarding the completion of their project in the event of default. At December 31, 2023, bonds issued under our surety facilities included $16.6 million in bonds for Construction Services (discontinued operations sold in 2018) expiring on completion of the associated projects. The estimated completion dates of these projects are before July 2024. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered. We also have $20.3 million in bonds for our continuing operations expiring on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In the normal course of business, we also provide indemnifications and, in limited circumstances, surety bonds and guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Stantec to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

We continue to hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units (RSUs) and deferred share units (DSUs).

An interest rate swap, which hedged the interest rate variability on tranche C of the term loan, matured in June 2023, resulting in the recognition of a realized gain of $2.0 (2022 - unrealized gain of $4.3 ($3.3 net of tax) through OCI).

These arrangements are further described in note 24 of our 2023 audited consolidated financial statements, incorporated by reference.

Market risk

We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. The conflicts in Ukraine and the Middle East and the transition to higher inflationary environments have had adverse financial impacts on the global economy, but we have not seen a significant increase in our risk exposure. Management is closely monitoring the impacts on our risk exposure and will adjust our risk management approach as necessary.

Credit risk

Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1. A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that
    a. Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
    b. Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.
2. Foreign exchange fluctuations may also arise on the translation of the balance sheet of foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.
3. Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates

Changes in interest rates also present a risk to our performance as we are subject to interest rate cash flow risk to the extent that our credit and term loan facilities are based on floating interest rates. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. The effect of a 1.0% increase or decrease in the interest rate on our revolving credit and term loan facilities at December 31, 2023 (with all other variables held constant) would have decreased or increased net income by $4.0 million, respectively.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 5.0% increase or decrease in equity prices at December 31, 2023 (with all other variables held constant) would have increased or decreased net income by $3.0 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. We have entered into TRS agreements to mitigate a portion of our exposure to this risk for RSUs and DSUs. For our performance share units, the effect of a 10.0% increase or decrease in the price of our shares at December 31, 2023 (with all other variables held constant) would have decreased or increased net income by $3.6 million, respectively.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2023, total sales to our joint ventures were $96.3 million, and at December 31, 2023, receivables from our joint ventures were $16.7 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, credit facility agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 33 of our 2023 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $53.0 million in 2023 and $23.6 million in 2022.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2023, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

- Revenue and cost recognition on contracts
- Assessment of impairment of non-financial assets
- Fair values on business combinations
- Leases
- Provision for self-insured liabilities and claims
- Employee defined benefit plans, and
- Taxes

The conflicts in Ukraine and the Middle East and the transition to higher inflationary environments have contributed to increased global economic and financial volatility; however, there have been no significant impacts on our results. We continue to monitor these impacts on our financial operations and financial position. Uncertainties inherent in making assumptions and estimates regarding unknown future outcomes may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Accounting Developments

Recently Adopted

The following amendments were effective January 1, 2023 and did not have a material impact on our consolidated financial statements.

- Definition of Accounting Estimates (Amendments to IAS 8)
- Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
- Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The amendments were effective immediately upon issue and were applied retrospectively. We have applied the exception to recognizing deferred tax assets and liabilities related to Pillar Two income taxes.

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

- Classification of Liabilities as Current or Non-current (Amendments to IAS 1) and Non-current Liabilities with Covenants (Amendments to IAS 1)
- Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
- Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
- Lack of Exchangeability (Amendments to IAS 21)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2023, audited consolidated financial statements and are incorporated by reference in this MD&A.

Materiality

We determine whether information is material based on whether we believe that a reasonable investor's decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures

This Management's Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

<u>Non-IFRS Financial Measures and Ratios</u>

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders' equity, determined annually. Average net debt and adjusted shareholders' equity are calculated using balances from past years. Adjusted shareholders' equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders' equity is shareholders' equity. A quantification of adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-23.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS financial measures.

<u>Supplementary Financial Measures</u>

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standards financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-23.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	**2023**	2022
Net cash flows from operating activities	**544.7**	304.3
Less: capital expenditures (property and equipment and intangible assets)	**(100.6)**	(74.9)
Less: net lease payments	**(125.0)**	(153.7)
Free cash flow *(note)*	**319.1**	**75.7**

See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	**2023**	2022
Adjusted net income (note 1)	**408.4**	347.1
Add back: net interest expense	**91.0**	64.0
Deduct: income taxes on net interest expense (note 2)	**(20.5)**	(15.4)
Adjusted net income before net interest (net of tax)	**478.9**	395.7
Average shareholders' equity (note 3)	**2,414.4**	2,083.8
Cumulative impact on average shareholders' equity of:		
Adjusted net income (note 1)	**462.8**	377.5
Discontinued operations (note 4)	**111.9**	111.9
Average adjusted shareholders' equity	**2,989.1**	2,573.2
Average net debt (note 3)	**1,196.2**	1,185.2
Average aggregate net debt and adjusted shareholders' equity	**4,185.3**	3,758.4
Adjusted ROIC (note 5)	**11.4 %**	**10.5 %**

(1) Adjusted net income is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income includes the impact on average shareholders' equity of all historical differences between net income and adjusted net income, including $77.2 million related to the year ended December 31, 2023 (2022 - $100.1 million).

(2) Calculated using normalized tax rate of 22.5% in 2023 and 24.0% in 2022.

(3) Average shareholder's equity and average net debt represents the moving average of the past four quarters.

(4) Cumulative impact of discontinued operations includes the impact on average shareholders' equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.

(5) Adjusted ROIC is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Risk Factors

Overview

To deliver on our vision and strategic objectives, we continually identify and manage potential Company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks, because the risks considered, and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program

- Maintains a framework to support our efforts to manage risk effectively, transparently, and consistently
- Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve

- Aligns and embeds risk management into key processes, including strategic planning to reduce the effect of uncertainty on achieving our objectives
- Engages multiple sources within the organization for risk identification and assessment to ensure that the ERM program is dynamic, inclusive, and is supported by the best available information
- Reports to our executives, Board of Directors, and Audit and Risk Committee (ARC) to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight

Stantec's Board of Directors provides strategic direction to and guidance on the ERM program. The Board has delegated the responsibility for oversight of the program to the ARC.

The ARC supports the development and evolution of

- Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
- Systems, policies, and practices appropriate to address our principal risks
- A risk appetite appropriate for our organization

In addition, the ARC monitors the Company's cybersecurity program and countermeasures to ensure security of Stantec's information technology systems.

Board members regularly receive a comprehensive risk report and provide their feedback and recommendations. The ARC receives quarterly reports on the changes in principal risks, mitigation strategies, and any emerging risks.

In addition to the ARC, two other Board committees have roles in risk management:

- The Sustainability and Safety Committee (SSC) provides oversight with a focus on health and safety and other relevant operational risk exposures. In addition, the SSC focuses on environmental, social, and governance (ESG) risks, including climate-related risks and the transition to a sustainable, net-zero economy.
- The Corporate Governance and Compensation Committee (CGCC) guides the deployment of an effective corporate governance system to manage the Board's composition and overall stewardship responsibility and ensures that management maintains policies designed to support an effective compliance, integrity, and ethics program. The CGCC also oversees Stantec's executive compensation program and ensures that our pay structure encourages profitable decisions, but not undue risk taking.

Management Oversight

The C-Suite is directly accountable to the board for all risk-related activities and risk management practices. Responsibility for risk management is shared across the organization. Risk management is also part of our day-to-day operations and is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The C-Suite is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Human Resources (HR); Information Technology (IT); Finance; Corporate Sustainability; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Principal Risks and Uncertainties

Management remains confident in our ability to achieve the Company's long-term corporate objectives; however, consistent with our peers, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks, which are described in the Risks section below. If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—that we are unaware of but currently believe are not material, or that may arise based on new developments—may also become important factors that adversely affect our business. In addition, the cumulative impact of multiple risk factors arising is a risk.

Risks

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.
We rely on computers, large enterprise systems, and information and communication technologies, including third-party vendor systems to conduct our business.

Stantec's internal business practices as well as our contracts with clients require that we protect the Company's and our clients' confidential information from disclosure. In addition, we are subject to privacy and protection of personal information laws in various jurisdictions. Although we devote significant resources to securing Stantec's information technology systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is inherently high risk as the occurrence, sophistication, and severity of cybersecurity attacks continues to rise, and hackers adopt artificial intelligence tools and other innovations. The risk of cybersecurity attacks has also increased as a result of geopolitical tensions, as vulnerabilities may be probed by state-sponsored malefactors.

If our systems are breached, we could be exposed to system interruptions, delays, loss of employee personal data and confidential information, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data or the unauthorized disclosure of proprietary or personal information may harm our clients, employees, and others. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients or projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.
There is strong competition for skilled employees in our industry and Stantec derives revenue almost exclusively from services performed by our employees. The failure to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, effectively execute our backlog, or maintain or expand client relationships.

Employee turnover requires the Company to dedicate time and resources to identifying, hiring, training, and integrating new employees. High turnover rates also interrupt succession planning, project work, and may lead to the loss of project expertise, special qualifications, or security clearances, all of which could impact client relationships or our ability to execute on backlog. Competition for employees may also result in compensation inflation, impacting our margins and profitability.

Geopolitical events may result in additional risks to our business.
Geopolitical events around the world, such as the conflicts in Ukraine and the Middle East, may trigger new risks or amplify existing risks. The emergence of international relations tensions or military conflicts may lead to political uncertainty and social unrest, terrorism, supply chain issues, adverse macroeconomic conditions, market volatility, slowing growth forecasts, decreased public spend, workforce disruptions, sanctions against particular individuals or entities, and an increased risk of cyberattacks and ransomware activity, among other things. Each of these factors could disrupt our business and impact our financial performance. Even if Stantec does not operate in the countries experiencing armed military conflicts or geopolitical tensions, our business and financial performance may be impacted due to ripple effects that geopolitical events may have on the world economy, energy markets, global trade, security, and supply chains. We exercise due diligence to minimize the potential of working with sanctioned entities or individuals and monitor any other sanctions that may be imposed due to geopolitical events. Non-compliance with sanctions or other international responses by Stantec or our business counterparts may expose Stantec to reputational and financial risks.

Stantec does not have physical offices in Ukraine, Russia, Belarus, or the Middle East. If we decide to pursue projects in areas of conflict, we will exercise due diligence to manage our risk exposure, including, most importantly, measures related to the safety of our staff.

Project workplaces can be dangerous. The failure to work safely on project sites could have an adverse impact on Stantec's business, reputation, financial condition, and results of operations.
Project sites can be dangerous due to the presence of hazardous materials and conditions, large moving equipment, and vehicle traffic. With projects and office locations across the globe, our employees may be exposed to such events

as civil unrest, criminal activity, acts of terrorism, severe weather events, public health crises and other impacts of political, social, environmental, and economic problems.

Though we invest in employee training and a robust program that is focused on the health, safety, and security of our employees, we are exposed to the risk of loss of life, personal injury, or environmental or other damage to our property or the property of others. We could be subject to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. The failure to maintain a strong safety record may also result in losing client confidence and future projects.

Climate change creates both risks and opportunities for Stantec.
Transitioning to a sustainable, net-zero economy may entail extensive regulatory, legal, technology, and market changes to our business and reporting obligations. The failure to adequately anticipate and comply with emerging reporting requirements and meet industry, stakeholder and investor expectations may create financial and reputational risks and impact our brand. Risks associated with transitioning to a sustainable economy include the following:

Legal and Regulatory Risks

Transitioning to a lower-carbon economy may present risks in the form of current and new environmental and climate-related risk reporting regulations, laws, and policies. Current regulations applicable to Stantec include the Streamlined Energy and Carbon Reporting in the UK and the Corporate Sustainability Reporting Directive in Europe, which will be implemented in a phased approach. Notable forthcoming regulations include the climate-related disclosure requirements from the US Securities and Exchange Commission and the Canadian Securities Administrators. Potential consequences of non-compliance with such regulations could include loss of market standing and reputation as well as financial losses arising from lawsuits, fines, and penalties. Required actions to comply with new laws and regulations could result in increased costs for Stantec and introduce the possibility of non-compliance. Additional costs or delays due to environmental laws could also possibly prevent or delay a project from going forward.

Because these same legal and regulatory risks also impact our clients, there are opportunities for Stantec to provide ESG advisory services as clients look for subject matter expertise to navigate and comply with new requirements.

Market and Reputational Risks

Companies' climate change and sustainability actions are increasingly being considered by investors and other stakeholders.

Stantec has made ESG and climate commitments, including aligning our corporate financing strategy with our ESG performance by issuing a sustainability-linked loan with emissions and equity-related key performance indicators, setting a 1.5ºC, validated, near-term science-based emissions reduction target, and committing to achieving operational carbon neutrality and then net zero. While we are committed to achieving these targets within stated timeframes, our ability to do so is subject to uncertainties. For example, if emissions reductions are impacted by an unexpected increase in travel or the activities of an acquired company and we do not meet our verified science-based emissions reduction targets, we could suffer reputational damage and potentially receive a penalty on our sustainability-linked loan. Stantec's reputation and market positioning may be influenced or harmed by investors' perception of our ESG decisions, our failure to reach stated targets or achieve commitments, or if greenwashing allegations are made (the practice of misrepresenting the impact of corporate sustainability actions which results in misleading investors and consumers).

Physical Risks

The probability and unpredictability of extreme weather events may continue to increase due to climate change. While Stantec provides people-based professional services and operates in primarily leased office space, the physical consequences of climate change (such as increasing temperatures, rising sea levels, extreme heat, fires, floods, earthquakes, hurricanes, tornadoes, droughts, and similar events) may cause damage to the buildings we occupy, delay or damage to our projects, and cause staff-related impacts such as illness, health issues, or the inability to travel to work or work remotely. In addition, extreme weather events may limit the amount of time our employees can be in the field, resulting in project delays or loss of revenue. Our business interruption risk is further exacerbated by

the increasing number and severity of extreme weather events. Each of these factors may create financial risks for Stantec's business or otherwise have a material adverse effect on its financial position.

Stantec has a robust business continuity plan, office locations across the globe, and staff that are generally able to work remotely, all of which minimize the impact of any regional disruptions caused by climate change events on overall operations. In addition, through our expertise, we are able to participate in disaster preparedness planning and infrastructure recovery and assist in rebuilding communities experiencing impacts of severe weather events.

Force majeure events may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
Stantec's offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism. Such events could adversely affect the health and safety of our employees, as well as our business, operations, and financial results.

Stantec's strong business continuity program and our diversity of geographies, business lines, and clients helps us manage risk; however, a major event could impact our ability to operate and may put our employees and clients at risk.

Claims and litigation against us could adversely impact our business.
In the ordinary course of our business, Stantec may be threatened with or named as a defendant in claims or other legal proceedings. Defending a lawsuit may require financial resources and management attention, and could result in fines, penalties, damages, substantial legal fees, or injunctive relief. Even if Stantec is successful in defending a lawsuit, there may be reputational damage. The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec's professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. In recent years, this risk is higher due to the increased complexity of the projects we are involved in as well as increased claims in the industry and a hardening insurance market.

If we are not able to source suitable acquisition targets, control acquisition-related risks, or successfully manage our acquisition integration program, our business and results of operations may be adversely affected.
An integral part of Stantec's growth strategy is pursuing the acquisition of firms that bolster Stantec's presence in key business lines and geographies and drive organic growth. When sourcing acquisition targets, Stantec may face strong competition from other acquirers, which can put upward pressure on purchase prices. Suitable acquisition candidates may be more difficult to find, available for a shorter window of time, and may be at multiples or under terms that are unfavorable. Expansion into new geographies may require significant resources to identify new risks, appropriately adjust the acquisition due diligence process, and successfully integrate acquired companies.

Acquisitions and integrations involve many risks and uncertainties which may adversely affect their anticipated benefits, and which may ultimately have a negative impact on our business, financial condition, and results of operations. The failure to effectively and timely integrate acquired companies may prevent us from achieving the key objectives of our acquisition program, including broadening our professional service offerings, market penetration, profitability, and geographic presence.

Risks encountered in connection with the acquisition and integration of companies include, but are not limited to:

- Significant cash expenditures, stock issuances or the incurrence or assumption of debt may be required
- Our ability to identify and quantify all significant risks during the due diligence process
- The assumption of certain liabilities associated with an acquired business, which may be known or unknown
- Our ability to complete acquisitions on acceptable terms and conditions, within planned timeframes, or at all
- The potential for decreased operating income or operating margins as a result of an acquisition, or our inability to recover investments made in connection with an acquisition
- Stantec's exposure to operational, information security, internal controls, and cybersecurity risks due to the delay in transitioning an acquired business' personnel, information technology and financial management systems
- Costs incurred during the integration process, which may be significant

- Disruption to an acquired business in connection with integration, including key personnel, client, and other relationships
- Disruption to cash flow resulting from the financial migration process of integrating the acquired business

Any of these risks could adversely affect Stantec's business and result in costs, delays, disruptions or other financial or operational issues.

There are additional compliance requirements and risks as a government contractor.
Stantec provides services to government agencies, and as such, we are subject to unique contract terms and various laws and regulations that are applicable to government contractors. Some of these contract terms and related government policies may, among other things, permit the government to terminate a contract for convenience or prohibit us from equitably balancing liability. In addition, applicable laws and regulations often impose additional requirements and some may control or restrict how we conduct our business. Complying with these requirements could require additional internal controls and increase costs as well as introduce additional regulatory oversight. Moreover, government scrutiny of contractors' compliance with these laws and regulations through audits and investigations is inherent in government contracting; and from time to time, we may receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. The failure to comply with the terms of a government contract or applicable laws, regulations and policies, or any violations stemming from an audit or investigation, could result in the termination of a contract, civil or criminal liability, penalties, suspension or debarment from eligibility for awards of new government contracts or option renewals, and could also potentially harm Stantec's reputation, market standing, and revenues.

Stantec also performs services under contracts that are classified or subject to security restrictions. The failure to manage classified contract requirements or the mishandling of classified information could harm key client interests, damage Stantec's reputation, and cause financial loss. In its performance of classified contracts, Stantec is required to observe certain requirements related to its foreign ownership, control, or influence. In addition, Stantec's employees engaged on classified contracts may be required to obtain and retain security clearances. The failure to observe these requirements or inability to maintain security clearances could result in Stantec losing the ability to perform classified contracts.

Reduced demand for Stantec's services may impact our revenue generation, backlog, and organic growth projections.
Demand for our services is vulnerable to economic conditions and events. As we expand our global presence, we are exposed to geopolitical risks and macroeconomic fluctuations. Inflation, increasing interest rates, currency fluctuations, financial and commodity market volatility, and credit market disruptions may negatively affect the willingness and ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time or at all for our services, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows. Our public sector clients may divert or reduce spending due to an unfavorable macroeconomic environment or as a result of geopolitical events, which could also impact the demand for our services or our backlog.

Clients may seek to reduce, change, or cancel the services they purchase, or demand more favorable contract terms, including lower prices. We may face further competition due to economic conditions, which may lead to unfavorable contract terms that cause revenue and margin reductions and increased liability. In addition, our project margin, calculated as net revenue minus direct payroll costs, may be impacted by wage inflation and challenges in recovering increased labor through our contract rates.

Further, our "backlog", which we define as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date, may be affected by project delays, suspensions, cancellations, or scope adjustments that may occur from time to time due to considerations beyond Stantec's control. Stantec's contracts may contain provisions that allow the client to terminate the contract upon providing us with notice within a specified time. If one or more significant contracts were terminated, Stantec's reported backlog could be adversely affected.

In the event our business lines are affected by economic or societal conditions, reduced public or private sector capital spend, changed demand for project types, or delayed or cancelled projects, we may have difficulty increasing our market share and achieving organic growth objectives.

Failure to maintain effective operational management practices may adversely affect Stantec's financial condition and results of operations.
For Stantec to succeed, our internal processes—including billing and collection tools, project management, subcontractor management, administrative overhead, participation in joint arrangements, and the rate at which Stantec utilizes its workforce— must be managed effectively.

The following risks may result in additional costs, lower profits or project losses:

Uncollectable accounts or long collection cycles

At any time, Stantec carries a material amount of accounts receivable on its balance sheet, which is attributable to numerous contracts and clients. While we perform regular reviews of accounts receivable to identify clients with overdue payments and resolve issues causing any delays, there is no certainty that outstanding accounts receivable will be paid on a timely basis or at all.

Inefficiencies in invoicing clients or any delays experienced due to the integration of acquired businesses could increase the amount of time required to convert our unbilled receivables, trade and other receivables, and contract assets to cash. Delays in billing and collection of accounts receivable may impact our operating cash flows and require Stantec to increase its borrowings to meet working capital requirements.

Utilization

Our inability to effectively manage the Company's workforce and maintain adequate utilization (defined as the number of work hours billable by our professional staff to clients) may lead to decreased profitability and margins. The following factors may impact utilization: our ability to adequately allocate resources between projects and promptly transition staff to new projects, the pace at which we integrate professional staff following an acquisition, the quality of our internal procedures and systems, and our practices related to staff training and continuity of professional expertise.

Cost overruns on fixed-price contracts

Our contract profile includes fee-for-service and fixed price contracts that are based on cost and scheduling estimates and assumptions regarding productivity, performance, future economic conditions, and availability of experienced personnel, materials, and equipment. If our estimates and assumptions are inaccurate, or if there are changes to the scope of a project, project schedules, or to the costs of labor, equipment, and materials, then cost overruns may occur. As a result, Stantec may experience reduced profits, losses under these contracts, or claims for damages arising out of the Company's failure to meet schedule or performance requirements. If cost overruns impact multiple contracts, there may be an adverse effect on our financial performance.

Failure to manage subcontractor performance

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants engaged by Stantec. If these third parties do not perform to acceptable standards, or adhere to the contract schedule, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

We may be adversely impacted as a result of participation in joint arrangements

As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec's reputation, business, and financial condition. We attempt to mitigate these risks with mutual indemnification agreements among joint venture participants making each party liable for damages arising from their own performance.

New or changing policies, regulations, standards, and laws, or new exposures to existing laws, could adversely affect our business operations and results.
Stantec's business model includes a range of business operating units and jurisdictions, each jurisdiction with its own rules and regulations. As we continue to grow geographically and diversify our business, complying with additional

laws, regulations and standards could materially increase our costs; non-compliance could have a significant impact on our reputation and results.

Relaxed or repealed laws and regulations could also impact our revenues if demand for our services changes.

Compliance with information security standards, such as those imposed by the US Department of Commerce's National Institute of Standards and Technology 800-171, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC) 2, and ISO 27001 are increasingly common requirements to bid on projects as required by clients and regulatory compliance frameworks. Inability to meet those requirements would limit our ability to pursue projects.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or cost increases. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

A failure in our IT infrastructure could lead to system interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. A failure in our IT infrastructure could lead to system interruption, loss of critical data, and service delivery delays, all of which may adversely affect our business operations and operating results. Further, we must continually upgrade our applications, systems, and network infrastructure so that our operations are adequately equipped to handle business processes and support all stages of project management. As Stantec continues to grow through acquisitions, our IT infrastructure must be agile and responsive to integrations and the addition of new locations and staff. The failure to maintain and upgrade our IT infrastructure in a timely and efficient manner may negatively impact project execution, integrations, growth objectives, and ultimately our revenues and profitability.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Several capital market risks could affect our business including currency risk, inflation, interest rate risk, credit risk, market price risk, and availability of capital.

Although we report our financial results in Canadian dollars, a greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars (primarily US dollars, British pounds sterling, and Australian dollars). Fluctuations in exchange rates between the Canadian dollar and the currencies of non-Canadian jurisdictions where we conduct business may impact our financial results.

Our credit facilities carry a floating rate of interest and, as a result, our interest costs have been impacted by recent increases to interest rates. Our senior unsecured notes have reduced our exposure to floating rates. We are subject to interest rate pricing risk and market price risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds, and equity funds, respectively. We are also exposed to changes in our share price, as the obligation under our cash-settled long-term incentive plan is based on the price of our shares. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. These factors may negatively affect our competitiveness and results of operations.

Further details on our market risks are included in the Financial Instruments and Market Risks section of our MD&A. From time to time, we enter into contracts to manage market fluctuation risks.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients' ability to pay for our services.

Deficiencies in internal controls over financial reporting may adversely affect Stantec's financial conditions and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal controls over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in

management and our independent auditors reporting a material weakness in their report on internal controls over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) or any other exchange on which our common shares may be listed.

Stantec operates in a highly competitive industry.
Our professional services cover all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, diversified (contracting/consulting) firms, and local, smaller, and specialist providers. Given the expanding demand for the services we provide, additional competitors will likely emerge. Our inability to effectively compete may impact our ability to win projects and could result in reduced revenue, profitability, and market share.

On any given project, the type and number of competitors vary and are dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, client-led restrictions, as well as a competitors' financial and marketing resources, risk appetite, reputation, experience, and safety record. Our competitors may also enter into teaming agreements or other relationships among themselves or with third parties to increase their competitive advantage and their ability to respond to clients' needs and requirements.

The rate and manner in which we adopt and utilize innovations and new technologies may affect our service offerings, project delivery, our competitive position, and the Company's brand.
Stantec strives to advance its service offerings into the areas of digital technology and scientific consulting services, and our ability to utilize new and emerging technologies is tied to the Company's strategic objectives and growth aspirations. Our failure to leverage technological and other advancements in a profitable, legal, and cybersecure manner may impact our ability to compete, retain existing clients, and attract new clients. However, the implementation of new technologies creates additional risks. For instance, there are information accuracy, reliability, and confidentiality risks associated with the use of artificial intelligence. Our inability to implement policies and practices to balance the use of new technologies with the associated risks may affect the scope of our service offerings, project delivery, our competitive position, and our reputation.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period, or that future coverage will be affordable at the required limits.

We could be adversely affected by violations of the US Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The US's Foreign Corrupt Practices Act, the UK's Bribery Act, Canada's Corruption of Foreign Public Officials Act, and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes even in circumstances where compliance with anti-corruption laws may conflict with local customs and practices. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec's policies, training, and compliance programs, we cannot provide assurance that our internal controls, policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect

our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, and result in reputational damage, even if we are ultimately found not to have engaged in misconduct.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations and office rationalizations could result in restructuring and/or asset impairment charges.

Failure to adequately tax plan could significantly impair Stantec's overall capital efficiency.
Stantec's global presence and expansion into new geographies results in a complex tax profile that is managed by the Company's internal tax specialists and external advisors. Though we maintain a low-risk tax-profile by using accounting and fiscal principles to determine income tax positions, the complexity of various global and country-specific tax laws and ongoing global tax reform present risks for our organization. If our calculations of tax benefits and tax liabilities differ or are not recognized by applicable tax authorities or if the Company's effective income tax rate changes, there may be a material impact on the results of our net income and cash flows. In addition, the Company may incur additional expenses if further resources are required to monitor and interpret changing tax rules and regulations, respond to audits, or defend our tax position.

In some jurisdictions, Stantec has defined benefit pension plans whose net surplus or deficit position may fluctuate. Plan deficit positions could develop or grow in the future, resulting in higher cash contribution requirements.
Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially adversely affected. To partly mitigate the volatility risk of our pension deficit positions, certain of our pension plans include bulk annuity and guaranteed annuity policies which match future cash flows from the annuity policies to the timing of future payments required under those plans.

Managing Our Risks

Global Operations

We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model

Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We believe that we are well positioned to compete in our markets due to our client-centric framework and ability to distinguish ourselves from our peers through our sustainability, innovation, inclusion and diversity, and operational efficiency actions. Our client-focused approach, knowledge, and successful delivery often leads to us being awarded repeat work from clients, including on a sole-source basis. In addition, our successful track record of acquiring and integrating firms also provides us with a competitive advantage, along with management and technical expertise, effective service delivery, and a robust innovation program.

We also differentiate our business from competitors by entering both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems
Our Global Management System (GMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec's operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2013 (Information Security Management)

Stantec has achieved global ISO certification across the vast majority of its operations and geographies for the Quality Management, Environmental Management, Occupational Health and Safety Management and Information Security Management standards, moving away from the previous country-specific certifications.

Throughout our organization, we use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our GMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our Business Operating Units.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include: detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory cybersecurity training); and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance
Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage; workers' compensation and employer's liability; directors' and officers' liability; professional, pollution, and cyber liability; fiduciary; and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. We or our clients obtain project-specific professional liability insurance when required or as needed on large and or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated Corporate Development team, which is responsible for:

- Identifying and valuing acquisition candidates
- Undertaking and coordinating due diligence
- Negotiating and closing transactions
- Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

To manage risks associated with the integration process, we assign accountability for acquisition integration to the Corporate Development team which has developed, through continuous learning and experience, a comprehensive approach that addresses every step of integrating an acquired business into Stantec. A senior regional or business

leader is also appointed for each acquisition. We have implemented a hybrid model of on-site and remote work, which reduces administrative costs and is adaptable to changing travel restrictions or other rules.

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), $550 million in senior unsecured notes, unsecured bilateral term credit facility ($100 million), uncommitted unsecured multicurrency credit facility (£20 million), and the issuance of common shares.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2023.

As permitted by published guidance of the SEC in the United States, management's evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired business of Environmental Systems Design, Inc. The financial results are included in the Company's 2023 audited consolidated financial statements because this entity was acquired by the Company through a business combination during 2023. The aggregate assets of this entity represent 0.7% of the Company's total assets as at December 31, 2023, and the aggregate liabilities represent 0.6% of the Company's total liabilities as at December 31, 2023. Gross revenue earned from the date of acquisition to December 31, 2023, represents 1.1% of the Company's gross revenue for the year ended December 31, 2023.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management's Annual Report on Internal Control over Financial Reporting and the Independent Auditors' Report on Internal Controls accompanies our 2023 audited consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2023, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Events

Acquisitions

On January 8, 2024, we acquired all of the shares of ZETCON Ingenieure GmbH (ZETCON), a 645-person engineering firm headquartered in Bochum, Germany, with 13 offices covering all major German metropolitan areas and one office in Austria. ZETCON provides a strong platform in infrastructure planning, inspection, project management, and construction management. This addition further strengthens our Infrastructure operations in the Global group of CGUs.

On February 9, 2024, we acquired all of the shares of Morrison Hershfield Group Inc. (Morrison Hershfield), a 1,150-person engineering and management firm headquartered in Markham, Ontario, Canada. Morrison Hershfield has

offices in 22 cities across North America and an office in India. The firm has a highly respected industry reputation in transportation, buildings, and environmental services. This addition further strengthens our Infrastructure, Buildings, and Environmental Services operations in the Canada and United States CGUs.

Dividends

On February 28, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on April 15, 2024, to shareholders of record on March 28, 2024.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management's Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2024 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:

- Our belief that global trends are driving strong demand for our services;
- Our belief that significant acquisition opportunities in all of our key sectors and geographies will continue;
- Our belief that our marketing and business development growth programs, combined with our strong expertise and our exceptional cross collaboration, position us well to take advantage of the organic growth ahead of us;
- Our belief that we have the right business mix between our five Business Operating Units to meet demand and that our business mix and our growing geographic diversification also creates resiliency within our business;
- Our expectations to address our 2024 Strategic Plan:
    - Our three broad SGIs will form the foundation of our expectations for continued organic growth;
    - Our commitment to strategic acquisitive growth and to expand our EBITDA margin and earnings through project execution and operational efficiency;
- Our expectations in our Outlook section to address our targets and expectations for 2024:
    - Net revenue growth will increase 11% to 15%, with organic net revenue growth in the mid- to high-single digits;
    - Organic growth in the US and Global regions is expected to be in the mid- to high- single digits to low double digits, and Canada in the mid-single digits;
    - Acquisition net revenue growth is expected to be in the mid-single digits from ZETCON, Morrison Hershfield, and ESD;
    - Adjusted EBITDA margin expected to be in the range of 16.2% to 17.2%, reflecting continued discipline in the management of administrative and marketing costs to drive operational efficiency. Adjusted EBITDA margin in Q1 and Q4 2024 is expected to be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere. We expect to move to the higher end of the range in Q2 and Q3 of 2024, when we typically achieve stronger organic net revenue growth and increased utilization in our operations;
    - Adjusted net income as a percentage of net revenue above 8%;
    - Adjusted diluted EPS growth expected to be in the range of 12% to 16%;

- Adjusted ROIC expected to be above 11%;
- Other expectations include an effective tax rate (without discrete transactions) to be in the range of 22.0% to 23.0%, earnings pattern of 40-45% in Q1 and Q4 and 55-60% in Q2 and Q3, capital expenditures as a percentage of net revenue of 1.75% to 2.25%, a net debt to adjusted EBITDA ratio between 1.0x to 2.0x, and DSOs at or below 80;

- Our positive outlook for a strong multi-year cycle due to backlog growth;
- Our expectation to contribute approximately $7 million to pension plans in 2024;
- Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
- Our estimates of the impact of an increase or decrease in market price risk on our investments held for self-insured liabilities for equity funds and increase or decrease in our share price on our cash-settled share-based payments;
- Our expectations in the Critical Accounting Estimates section;
- Our belief that diversifying our geographic presences and service offerings, and focusing on key client sectors will reduce our susceptibility to industry-specific and regional economic cycles;
- Our intention to continue to pursue selective acquisitions;
- Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
- Our ability to limit credit risk; and
- Our expected adoption of accounting standards discussed in the Future Adoptions section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2024 and their effect on our business. The material factors and assumptions used to support our 2024 outlook included on M-11 are set forth below:

- Management assumed an average value for the US dollar of $1.35, GBP $1.70, and AU of $0.90 for 2024.
- The overnight interest rate target is currently 5.00% in Canada, 5.33% in the US, and 5.19% in the UK. The Company's fixed rate senior unsecured notes are expected to partially offset changes in rates.
- Our effective income tax rate, without discrete transactions, is expected to be approximately 22.0% to 23.0% and was considered based on the tax rates in place as of December 31, 2023, as well as our mix of expected earnings for the countries we operate in.
- Canada's GDP is expected to grow by 0.9% in 2024, while the US is projected to see a growth rate of 1.5%. In global markets, the UK is expected to experience a GDP growth of 0.7%, while Australia is forecasted to grow by 1.4%.

- In Canada, the number of total housing starts is forecasted to increase in 2024 by 12% compared to 2023. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2024 is 1.37 million, a 3% decrease compared to 2023.
- The American Institute of Architects ABI (architectural billing index) has decreased to 45.3 as of December 2023 from 47.5 at the end of 2022, reflecting a slight softening in business conditions, however architectural billings are expected to remain consistent in 2024.
- The World Bank expects oil, metals, and mineral prices for 2024 to decrease slightly from 2023 levels.
- Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 28, 2024, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2024, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Consolidated Financial Statements

For the Years Ended December 31, 2023, and 2022

Management Report

The annual report, including the consolidated financial statements and Management's Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The material accounting policy information is described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors' judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders' auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants. The Report of Independent Registered Public Accounting Firm outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee with or without management being present.

Gord Johnston
President & CEO
February 28, 2024

Theresa Jang
Executive Vice President & CFO
February 28, 2024

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Management has assessed the effectiveness of the Company's internal control over financial reporting, as at December 31, 2023, and has concluded that such internal control over financial reporting is effective. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2023, has also issued a report on the effectiveness of the Company's internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management's evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Environmental Systems Design, Inc. (ESD), which are included in the Company's 2023 consolidated financial statements because they were acquired by the Company as a business combination during 2023. The aggregate assets of ESD represent 0.7% of the Company's total assets as at December 31, 2023, and gross revenue earned from the date of acquisition to December 31, 2023, represents 1.1% of the Company's gross revenue for the year ended December 31, 2023.

Gord Johnston
President & CEO
February 28, 2024

Theresa Jang
Executive Vice President & CFO
February 28, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Stantec Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Stantec Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded Environmental Systems Design, Inc. from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2023. We have also excluded Environmental Systems Design, Inc. from our audit of internal control over financial reporting. Environmental Systems Design, Inc. is a wholly owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 0.7% and 1.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts
As described in Notes 4 and 5 to the consolidated financial statements, the Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract, which requires estimates to be made for contract costs and revenues. For the year ended December 31, 2023, revenue from fixed-fee and variable-fee-with-ceiling contracts makes up a significant portion of gross revenue of $6,479.6 million. Contract costs include direct labour, direct costs for subconsultants and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Estimated contract costs are based on various assumptions including estimated labour costs that can result in a change to contract estimates from one financial reporting period to another.

The principal consideration for our determination that performing procedures relating to revenue recognition – determination of estimated contract cost for fixed-fee and variable-fee-with-ceiling contracts is a critical audit matter is the high degree of auditor effort in performing procedures and in evaluating audit evidence related to the estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts and the various assumptions used by management including estimated labour costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated contract costs for fixed-fee and variable-fee-with-ceiling contracts. These procedures also included, among others, (i) evaluating and testing management's process for determining the estimated contract costs for a sample of contracts, which included evaluating the contract terms and other documents that support those estimates; (ii) testing a sample of incurred contract costs; (iii) evaluating the reasonableness of assumptions related to estimated labour costs by assessing management's ability to reasonably estimate contract costs by performing a comparison of the actual costs with prior period estimates for a sample of contracts; and (iv) evaluating, for certain contracts, management's assessment of progress on jobs and the estimated costs to complete by interviewing project teams personnel and obtaining documentation that supports management's estimate.

Impairment Assessment of Goodwill – Global group of CGUs
As described in Notes 4, 5 and 12 to the consolidated financial statements, the Company's goodwill balance was $2,384.0 million as of December 31, 2023, and the goodwill associated with the Global group of CGUs was $572.1 million. Management conducts an impairment test as of October 1 of each year, or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. Management compares the recoverable amount of a CGU or group of CGUs to its carrying value and if the recoverable amount is less than its carrying value, an impairment loss is recognized. The recoverable amount is estimated by management using the fair value less costs of disposal approach using market information and a discounted after-tax cash flow model. Management applied significant judgment in determining the recoverable amount of the Global group of CGUs including the use of significant assumptions relating to operating margins, the weighted average discount rate and the terminal growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Global group of CGUs is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of the Global group of CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to operating margins, the weighted average discount rate and the terminal growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Global group of CGUs. These procedures also included, among others (i) testing management's process for determining the recoverable amount; (ii) evaluating the appropriateness of the market information and the discounted after-tax cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted after-tax cash flow model; (iv) evaluating the reasonableness of the significant assumptions used by management related to operating margins, the weighted average discount rate and the terminal growth rate; and (v) recalculating the sensitivity to changes in assumptions disclosure. Evaluating management's assumptions related to operating margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Global group of CGUs; (ii) management's ability to reasonably estimate the future cash flows by performing a comparison of actual operating margins with prior period forecasts for a sample of periods; (iii) inquiries with management of the Global group of CGUs; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market information and the discounted after-tax cash flow model and (ii) the reasonableness of the weighted average discount rate and the terminal growth rate assumptions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Edmonton, Canada
February 28, 2024

We have served as the Company's auditor since 2021.

Consolidated Statements of Financial Position

As at December 31 *(In millions of Canadian dollars)*	Notes	**2023** **$**	2022 $
ASSETS			
Current			
Cash and cash equivalents	8	**352.9**	148.3
Trade and other receivables	9	**1,063.5**	1,028.0
Unbilled receivables		**623.8**	553.4
Contract assets		**88.8**	83.9
Income taxes recoverable		**72.6**	65.4
Prepaid expenses		**53.8**	48.6
Other assets	14	**17.1**	10.2
Total current assets		**2,272.5**	1,937.8
Non-current			
Property and equipment	10	**267.5**	250.7
Lease assets	11	**442.9**	470.4
Goodwill	12	**2,384.0**	2,346.4
Intangible assets	13	**265.7**	320.4
Net employee defined benefit asset	18	**72.3**	57.4
Deferred tax assets	26	**92.6**	45.2
Other assets	14	**279.2**	224.6
Total assets		**6,076.7**	5,652.9
LIABILITIES AND EQUITY			
Current			
Bank indebtedness	16,24	**23.6**	65.4
Trade and other payables	15	**818.5**	755.7
Lease liabilities	24	**101.3**	99.0
Deferred revenue		**397.5**	327.7
Income taxes payable	26	**21.4**	25.9
Long-term debt	16,24	**146.7**	52.2
Provisions	17	**51.7**	48.1
Other liabilities	19	**55.0**	36.0
Total current liabilities		**1,615.7**	1,410.0
Non-current			
Lease liabilities	24	**477.8**	522.4
Long-term debt	16,24	**982.3**	1,183.6
Provisions	17	**134.8**	149.7
Net employee defined benefit liability	18	**29.5**	32.3
Deferred tax liabilities	26	**24.4**	28.2
Other liabilities	19	**55.6**	40.7
Total liabilities		**3,320.1**	3,366.9
Total shareholders' equity		**2,756.6**	2,286.0
Total liabilities and equity		**6,076.7**	5,652.9

See accompanying notes

On behalf of Stantec Inc.'s Board of Directors

Douglas Ammerman, Director

Gord Johnston, Director

Consolidated Statements of Income

Years ended December 31		2023	2022
(In millions of Canadian dollars, except per share amounts)	Notes	$	$
Gross revenue	28	**6,479.6**	5,677.2
Less subconsultant and other direct expenses		**1,413.4**	1,220.0
Net revenue		**5,066.2**	4,457.2
Direct payroll costs	29	**2,321.5**	2,039.9
Project margin		**2,744.7**	2,417.3
Administrative and marketing expenses	22,24,29,35	**1,945.8**	1,742.5
Depreciation of property and equipment	10	**59.9**	56.8
Depreciation of lease assets	11	**121.7**	122.1
Amortization of intangible assets	13	**102.0**	104.6
Net interest expense and other net finance expense	27	**93.0**	73.2
Other income	10,11,30	**(4.9)**	(7.0)
Income before income taxes		**427.2**	325.1
Income taxes			
Current	26	**141.6**	121.3
Deferred	26	**(45.6)**	(43.2)
Total income taxes		**96.0**	78.1
Net income for the year		**331.2**	247.0
Earnings per share			
Basic	31	**2.98**	2.23
Diluted	31	**2.98**	2.22

See accompanying notes

Consolidated Statements of Comprehensive Income

Years ended December 31 *(In millions of Canadian dollars)*	Notes	**2023** **$**	2022 $
Net income for the year		**331.2**	247.0
Other comprehensive (loss) income			
Items that may be reclassified to net income in subsequent periods:			
Exchange differences on translation of foreign operations		**(64.0)**	126.8
Net unrealized gain on financial instruments	14,24	**5.3**	3.0
		(58.7)	129.8
Items not to be reclassified to net income:			
Remeasurement gain on net employee defined benefit plans	18	**7.8**	35.5
Other comprehensive (loss) income for the year, net of tax		**(50.9)**	165.3
Total comprehensive income for the year, net of tax		**280.3**	412.3

See accompanying notes

Consolidated Statements of Shareholders' Equity

(In millions of Canadian dollars, except shares)	Shares Outstanding (note 22) #	Share Capital (note 22) $	Contributed Surplus (note 22) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Total $
Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
Net income				247.0		247.0
Other comprehensive income					165.3	165.3
Total comprehensive income				247.0	165.3	412.3
Share options exercised for cash	561,217	18.0				18.0
Share-based compensation			(0.8)			(0.8)
Shares repurchased under Normal Course Issuer Bid	(1,085,676)	(9.6)	(0.1)	(55.6)		(65.3)
Fair value reclass of share options exercised		3.0	(3.0)			—
Dividends declared				(79.9)		(79.9)
Balance, December 31, 2022	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0
Net income				331.2		331.2
Other comprehensive loss					(50.9)	(50.9)
Total comprehensive income				331.2	(50.9)	280.3
Share options exercised for cash	278,561	9.3				9.3
Share-based compensation			0.4			0.4
Shares issued, net of transaction costs	3,108,450	277.8				277.8
Shares repurchased under Normal Course Issuer Bid	(129,036)	(1.2)	—	(8.8)		(10.0)
Fair value reclass of share options exercised		1.6	(1.6)			—
Dividends declared				(87.2)		(87.2)
Balance, December 31, 2023	114,066,995	1,271.3	5.5	1,390.1	89.7	2,756.6

See accompanying notes

Consolidated Statements of Cash Flows

Years ended December 31 *(In millions of Canadian dollars)*	Notes	**2023** **$**	2022 $
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES			
Net income		**331.2**	247.0
Add (deduct) items not affecting cash:			
Depreciation of property and equipment	10	**59.9**	56.8
Depreciation of lease assets	11	**121.7**	122.1
Amortization of intangible assets	13	**102.0**	104.6
Deferred income taxes	26	**(45.6)**	(43.2)
Share-based compensation	22	**60.1**	26.0
Provisions	17	**27.7**	47.3
Other non-cash items		**(5.2)**	(2.3)
		651.8	558.3
Trade and other receivables		**(26.5)**	(211.7)
Unbilled receivables		**(71.1)**	(134.9)
Contract assets		**(4.9)**	(13.7)
Prepaid expenses		**(4.8)**	(2.8)
Income taxes net recoverable		**(17.6)**	21.1
Trade and other payables and other accruals		**(54.4)**	22.8
Deferred revenue		**72.2**	65.2
		(107.1)	(254.0)
Net cash flows from operating activities		**544.7**	304.3
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES			
Business acquisitions, net of cash acquired	7	**(75.6)**	(50.4)
Purchase of investments held for self-insured liabilities	14	**(110.4)**	(206.2)
Proceeds from sale of investments held for self-insured liabilities	14	**72.8**	244.6
Purchase of property and equipment and intangible assets	10,13	**(100.6)**	(74.9)
Other		**12.1**	13.1
Net cash flows used in investing activities		**(201.7)**	(73.8)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES			
Net proceeds from issue of senior unsecured notes and bilateral term credit facility	16,32	**348.8**	—
Net repayment of revolving credit facility	32	**(455.2)**	(22.6)
Repayment of notes payable and software financing obligations	32	**(52.4)**	(60.3)
Net (repayment of) proceeds from bank indebtedness		**(42.4)**	65.4
Net lease payments	32	**(125.0)**	(153.7)
Proceeds from issue of share capital, net of transaction costs	22	**277.8**	—
Repurchase of shares for cancellation	22	**(10.0)**	(65.3)
Proceeds from exercise of share options		**9.3**	18.0
Payment of dividends to shareholders	22	**(84.9)**	(78.2)
Net cash flows used in financing activities		**(134.0)**	(296.7)
Foreign exchange (loss) gain on cash held in foreign currency		**(4.4)**	27.8
Net increase (decrease) in cash and cash equivalents		**204.6**	(38.4)
Cash and cash equivalents, beginning of the year		**148.3**	186.7
Cash and cash equivalents, end of the year	8	**352.9**	148.3

See accompanying notes

Index to the Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2023, were authorized for issuance in accordance with a resolution of the Company's board of directors on February 28, 2024. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company's registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The accounting policies adopted in these consolidated financial statements are based on IFRS Accounting Standards effective as at December 31, 2023.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values, including other currencies, are rounded to the nearest million ($000,000), except when otherwise indicated.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2023.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2023 and December 31, 2022. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Material Accounting Policy Information

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments. Unrestricted investments are comprised of short-term bank deposits with a maturity of three months or less at inception.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated over the assets' estimated useful lives on a straight-line basis as follows:

Engineering equipment	5 to 10 years	straight-line
Office equipment	5 to 10 years	straight-line
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement's economic life
Other	5 to 50 years	straight-line

The residual values, useful lives, and methods of depreciation of property and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately and internally developed software are measured on initial recognition at cost. Following initial recognition, finite life intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite life intangible assets are carried at cost less any impairment loss.

The Company's intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed in administrative and marketing expenses over the period of the service agreement when the Company determines that it has not obtained control of the software.

Intangible assets acquired from business combinations
Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. The Company's policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite life trademarks are amortized over estimated lives of generally 1 to 3 years. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset.

d) Leases

The Company assesses at contract inception whether a contract is a lease or contains a lease; that is, if the contract conveys the right to control the use of an identified asset for a time period in exchange for consideration.

At the commencement of a lease, the Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend or an option to terminate if it is reasonably certain to exercise an extension option or to not exercise a termination option. Management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term. The Company reassesses this when a significant event or significant change in circumstances within the Company's control has occurred.

The Company recognizes lease assets and lease liabilities for all leases, except for leases of low-value assets and short-term leases with a term of 12 months or less. The lease payments associated with those exempted leases are recognized in administrative and marketing expenses on a straight-line basis over the lease term.

The lease asset is recognized at the commencement date of the lease and initially measured at cost, which is comprised of the amount of the initial lease liability recognized less any incentives received from the lessor. Lease asset cost also includes any initial direct costs incurred, lease payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically adjusted for impairment losses or reversals, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is recognized at the commencement date of the lease and initially measured at the present value of lease payments to be made over the lease term. Lease payments generally include fixed payments less any lease incentives receivable. Also, the Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of a change in the lease term, a change in the assessment of an option to purchase the leased asset, changes in the future lease payments as a result of a change in an index or rate used to determine the lease payments, and changes in estimated payments for residual value guarantees.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint operation or joint venture based on the rights and obligations arising from the contractual terms between the parties to the arrangement.

f) Provisions

General
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to a provision is presented in the consolidated statements of income net of any reimbursement. Management regularly reviews the timing of the outflows of these provisions.

Provision for self-insured liabilities
The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on assumptions made by management and actuarial estimates.

Provisions for claims
Provision for claims include an estimate for costs associated with legal claims not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company's commercial and captive insurance policies. Certain of these legal claims are from previous acquisitions and may be indemnified by the acquiree (note 7).

Contingent liabilities recognized in a business combination
A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured as discussed under "General."

g) Foreign currency translation

The Company's consolidated financial statements are presented in Canadian dollars, which is also the parent Company's functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. The Company is mainly exposed to fluctuations in the US dollar (US), British pound sterling (£ or GBP), and Australian dollar (AU).

Transactions and balances
Transactions in foreign currencies (those different from an entity's functional currency) are translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Foreign exchange gains and losses resulting from the settlement or translation of monetary assets and liabilities not denominated in the functional currency of an entity at each period-end date are recognized in the consolidated statements of income. Foreign exchange gains and losses resulting from the translation of financial assets classified as fair value through other comprehensive income (FVOCI) are recognized in other comprehensive income.

Foreign operations
The Company's foreign operations are translated into its reporting currency (Canadian dollar) for financial statement presentation purposes. Assets and liabilities are translated at the rate of exchange in effect at each period-end date and revenue and expense items are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses are recognized in other comprehensive income.

h) Financial instruments

Initial recognition and subsequent measurement
Trade and other receivables and unbilled receivables that do not have a significant financing component are initially measured at the transaction price determined in accordance with IFRS 15. Financial assets (except trade and other receivables and unbilled receivables that do not have a significant financing component) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL) for which transaction costs are expensed. Regular way purchases or sales of financial assets are accounted for at trade dates.

Subsequent measurement of financial assets is at FVPL, amortized cost, or FVOCI. The classification is based on two criteria: the Company's business approach for managing the financial assets and whether the instruments' contractual cash flows represent "solely payments of principal and interest" on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company's objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both. The Company reclassifies financial assets only when its business approach for managing those assets changes.

- Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. Items in this category include cash and cash equivalents, trade and other receivables, unbilled receivables, and certain other financial assets.
- FVOCI: Assets held to both collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Changes in the carrying amount are reported in other comprehensive income (except impairments) until disposed of. Realized gains and losses are recognized in finance income and interest income from these financial assets is included in interest income using the EIR method. Impairment and foreign exchange gains and losses are recognized in profit or loss and computed in the same manner as for financial assets measured at amortized cost.
- FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income. Equity securities held for self-insured liabilities and indemnifications are included in this category.

Financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Subsequent measurement of financial liabilities is at amortized cost using the EIR method. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, and thereby calculates the amortized cost and subsequently allocates the interest income or expense over the life of the instrument. Gains and losses are recognized in profit or loss when the liability is derecognized or modified, as well as through the EIR amortization process. For long-term debt, EIR amortization and realized gains and losses are recognized in net finance expense.

Fair value
After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. Fair values of cash and cash equivalents, trade and other receivables, unbilled receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of the revolving credit facility, term loan facilities, and the multicurrency credit facility (collectively the credit facilities) approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

All financial instruments carried at fair value, or for which fair value is disclosed, are categorized into one of the following:

- Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly.
- Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity's own assumptions and are not based on observable market data.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy by reassessing categorizations at the end of each reporting period.

Derivatives
From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company also utilizes interest rate swaps to manage its exposure to fluctuations in interest rates and total return swaps to manage its exposure to fluctuations in the fair value of its common shares related to its cash-settled share-based payment arrangements. The Company's policy prohibits the use of these derivatives for trading or speculative purposes.

Derivatives are recorded at fair value in the consolidated statements of financial position as either other assets or other liabilities. The fair values of the Company's derivatives are based on third-party indicators and forecasts. Changes in the fair value of derivatives not designated as hedging instruments are recognized in the consolidated statements of income. Unrealized gains and losses for derivatives designated as hedging instruments in a cash flow hedge, to the extent they are effective, are recorded in other comprehensive income and subsequently reclassified to the consolidated statements of income when the hedged item affects earnings.

i) Impairment

The carrying amounts of the Company's assets or groups of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if objective evidence of impairment exists because of one or more events that have occurred after the initial recognition of the asset (referred to as a "loss event") and if that loss event has an impact on the estimated future cash flows of the asset. When an indication of impairment exists, or annual impairment testing for an asset is required, the asset's recoverable amount is estimated.

Financial assets and contract assets
The Company recognizes a loss allowance for expected credit losses (ECLs) on financial assets and contract assets based on a 12-month ECL or lifetime ECL. The lifetime ECL (the simplified approach) is applied to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks. 12-month ECLs are recorded against all other financial assets, unless credit risk has significantly increased since initial recognition, then the ECL is measured at the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

The loss allowance provision is based on the Company's historical collection and loss experience and incorporates forward-looking factors, where appropriate.

When the carrying amount of financial assets or contract assets is reduced through an ECL allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets
For non-financial assets such as property and equipment, lease assets, goodwill, intangible assets, and investments in joint ventures and associates, the recoverable amount is the higher of an asset's or cash-generating unit's (CGU's) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of

comparable public companies and arm's length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in expense categories that are consistent with the nature of the impaired asset.

The Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal method. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount at the CGU level. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets.

Goodwill is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value which includes the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

The Company may need to test its goodwill for impairment between its annual test dates if market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company's share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company's consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities or debt covenants.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

j) Revenue recognition

The Company generates revenue from contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding amounts collected on behalf of third parties, such as duties and taxes collected from clients and remitted to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company's gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine whether it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it obtains control of the goods or services before they are provided to the customer.

Most of the Company's contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company's contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to each performance obligation based on the estimated stand-alone selling price.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method where the stage of completion is measured using costs incurred to date as a percentage of estimated costs for each contract. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts due from customers: trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced. Contract assets represent unbilled amounts where the right to payment is subject to more than the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue represents amounts that have been invoiced but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Holdbacks and advance payments are intended to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract and do not typically result in a significant financing component.

k) Employee benefit plans

Defined benefit plans
The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period they occur. Remeasurements are not reclassified to net income in subsequent periods.

The calculation of defined benefit obligations is performed at least annually by a qualified actuary, or more often as required due to plan amendments, curtailments, or settlements. When the calculation results in a potential asset, the recognized asset is limited to the economic benefits available in the form of any future refunds or of reductions in future contributions to the plan.

The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements, net interest expense or income, and administrative expenses paid directly by the pension plans.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Defined contribution plans
The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on employee contribution amounts and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period the contributions are made.

l) Taxes

Tax rates and tax laws used to compute the amounts are those enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax
Income taxes payable are typically expected to be settled within twelve months of the year-end date. However, there may be instances where taxes are payable over a longer period. Portions due after a one-year period are classified as non-current and are not discounted.

Deferred tax
Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences and the carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit, and do not give rise to equal taxable and deductible temporary differences; the differences relating to investments in associates, subsidiaries, and interests in joint arrangements to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future; and income taxes from the Organisation for Economic Cooperation and Developments (OECD) Pillar Two Model Rules as a result of the mandatory temporary exception adopted in IAS 12 (note 6a).

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be used. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Current income tax and deferred tax relating to transactions that are recorded directly in equity or other comprehensive income are also recorded in equity or other comprehensive income.

Sales tax
Revenues, expenses, and assets excluding trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

m) Share-based payment transactions

Under the Company's deferred share unit plan, the board of directors may receive deferred share units (DSUs), each of which is equal to one common share. Under the Company's long-term incentive plan, certain members of the senior leadership teams are granted performance share units (PSUs) or restricted share units (RSUs) that vest and are settled after a three-year period. DSUs, PSUs, and RSUs are settled only in cash.

The cost of cash-settled transactions is measured initially at fair value at the grant date. For DSUs, this fair value is expensed on issuance with a corresponding liability recognized through other liabilities. For PSUs and RSUs, the fair value is expensed over the vesting period. These liabilities are remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

n) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, and the results of operations after the respective dates of acquisition are included in the consolidated statements of income. Acquisition-related costs are expensed when incurred in administrative and marketing expenses.

The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any deferred or contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these

price adjustment clauses are reviewed. This may result in an increase or decrease of deferred or contingent consideration (recorded as notes payable on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees' continued service over an agreed time period. These additional payments are not included in the purchase price but are expensed as compensation when services are provided by the employees.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

5. Significant Accounting Judgments, Estimates, and Assumptions

Preparation of the Company's consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The conflicts in Ukraine and the Middle East, and the transition to higher inflationary environments have contributed to increased global economic and financial volatility; however, there have been no significant impacts on the Company's results and management continues to monitor for any potential impacts on the operations and financial position of the Company.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that may lead to a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues. Contract costs include direct labor, direct costs for subconsultants, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract cost estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another. Assumptions are made about labor productivity, the complexity of the work to be performed, the performance of subconsultants, and the accuracy of original bid estimates. Estimating costs is subjective and requires management's best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, and variable consideration.

Change orders are included in estimated revenue when management believes the Company has an enforceable right to the change order, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As change orders are not recognized until highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period and associated revenue or reductions in cost recognized in a later period.

The Company's contracts may include variable consideration such as revenue based on costs incurred and contract provisions for performance-based incentives or penalties. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved

as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management's best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company's revenue, unbilled receivables, contract assets, and deferred revenue.

b) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs to sell is based on a discounted cash flow model and observable market prices for an arm's length transaction of similar assets, less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset's performance of the CGU or group of CGUs being tested.

The Company validates its estimate of the fair value of each asset, CGU or group of CGUs, by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs and groups of CGUs with its market capitalization to determine whether the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or groups of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGUs or groups of CGUs and considers whether the implied acquisition premium (if any) is reasonable in light of current market conditions. The fair value measurement is categorized as level 3 in the fair value hierarchy based on the significant inputs in the valuation technique used (note 4h).

Goodwill
To arrive at the estimated recoverable amount of goodwill, the Company uses estimates of economic and market information, including arm's length transactions for similar assets, growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU's or group of CGUs' projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering at least a five-year period derived from financial forecasts approved by senior management. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period.

Lease assets and associated property and equipment
To arrive at the estimated recoverable amount of lease assets and associated property and equipment, the Company uses economic and market information, including arm's length transactions for similar assets, estimates of future changes in variable head lease payments, potential sublease terms and conditions, including the timing and amount of associated cash inflows and initial direct costs, and assumptions about the future use of associated property and equipment.

The Company estimates the recoverable amount by using the value in use approach. It estimates fair value using market information and probability weighted pre-tax cash flow projections discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. The Company uses cash flow projections covering the remaining head lease term from financial forecasts approved by senior management.

c) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and trademarks) and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, client retention rates, expected operating income, and discount rates.

From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors' final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized.

Assessments are performed on acquisition agreements with deferred or contingent consideration arrangements to determine whether the amounts payable represents business combination consideration or an arrangement that is separate from the business combination. Management applies judgment and the requirements of IFRS 3 to determine whether deferred or contingent arrangements are part of the business combination consideration.

d) Leases

Lease liabilities are discounted using the Company's incremental borrowing rate (IBR) when the interest rate implicit in the lease cannot be readily determined.

The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the lease asset in a similar economic environment. The Company estimates the IBR based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

e) Provision for self-insured liabilities and claims

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of its services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and self-insures certain risks, including professional liability, automobile liability, and employment practices liability. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on management's assumptions, including consideration of actuarial estimates. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Actual losses may vary from those used in the actuarial projections. An increase or decrease in loss is recognized in the period that the loss is determined and increases or decreases the Company's self-insured liabilities and reported expenses.

Damages assessed in connection with and the cost of defending such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company's legal claims, such as the range of possible outcomes and the progress of the litigation, provisions for self-insured liabilities and claims involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company's consolidated statements of income and financial position.

f) Employee defined benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary

increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although portions of the pension plans have protection against changes in the discount rate and improving mortality rates by utilizing annuities). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation and that have an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

In determining whether the purchase of a bulk annuity contract results in a settlement of the Company's defined benefit obligations, management considers the intent of the transaction as well as the degree to which the Company continues to retain the related risks and obligations.

g) Taxes

The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada, United States, the United Kingdom, and Australia. The Company’s effective tax rate can change from year to year based on the mix of income among jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. Management regularly assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. If the Company determines that it is not probable that a taxation authority will accept an uncertain tax treatment, then an uncertain tax liability is recorded using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the circumstances giving rise to the uncertainty.

Uncertain tax liabilities are presented as either income taxes payable or deferred tax liabilities. This depends on whether the uncertain tax liabilities are in respect of taxable profit for a period or income taxes payable in future periods in respect of taxable temporary differences.

6. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Recent adoptions

The following amendments became effective on January 1, 2023 and did not have a material impact on the Company's consolidated financial statements:

- In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies.

- In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies.

- In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies are required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases.

In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The amendments were effective immediately upon issue and were applied retrospectively. The Company has applied the exception to recognizing deferred tax assets and liabilities related to Pillar Two income taxes.

b) Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

- In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aims to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarify the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provides guidance on how covenants may affect an entity's right to defer settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current. Both of these amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, applied retrospectively.

- In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments address the measurement requirements for sale and leaseback transactions. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, applied retrospectively.

- In May 2023, the IASB issued Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7), which introduces new disclosure requirements related to an entity's use of supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

- In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which clarifies that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

and introduces targeted disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted.

7. Business Acquisition

Acquisitions in 2022

On April 1, 2022, the Company purchased the assets of Barton Willmore LLP and all the shares of Barton Willmore Holdings Limited (collectively Barton Willmore) for cash consideration and notes payable. Barton Willmore is a 300-person firm based in the United Kingdom. The firm provides planning and design services for both public and private clients across all development sectors, with specific expertise in the residential space. This addition further strengthened the Company's Infrastructure operations in the Global group of CGUs.

On October 28, 2022, the Company acquired all of the shares of L2, Inc., and Partridge Architects, Inc. and all of the membership interests of L2Partridge, LLC (collectively L2P) for cash consideration and notes payable. L2P is a 40-person firm headquartered in Philadelphia, Pennsylvania serving the science and technology, commercial workplace, higher education, residential, and hospitality markets. This acquisition further strengthened the Company's Buildings operations in the United States CGU.

Acquisition in 2023

On June 30, 2023, the Company acquired all of the shares of Environmental Systems Design, Inc. (ESD), for cash consideration and notes payable. ESD is a 300-person firm headquartered in Chicago. The firm provides building engineering services, specializing in mission critical and data center services. This addition further strengthened the Company's Buildings operations in the United States CGU.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, including measurement period adjustments for prior acquisitions, are as follows:

		For the year ended December 31,	
		2023	2022
	Notes	**$**	$
Cash consideration		**86.7**	52.5
Notes payable	16	**50.6**	40.6
Consideration		**137.3**	93.1
Cash consideration		**86.7**	52.5
Cash acquired		**11.1**	2.1
Net cash paid		**75.6**	50.4
Assets and liabilities acquired			
Cash		**11.1**	2.1
Non-cash working capital		**8.1**	7.7
Lease assets	11	**15.0**	8.5
Intangible assets	13	**37.6**	15.3
Lease liabilities		**(13.6)**	(1.6)
Other		**4.9**	(3.6)
Total identifiable net assets at fair value		**63.1**	28.4
Goodwill arising on acquisitions	12	**74.2**	64.7

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Non-cash working capital includes trade receivables and unbilled receivables which are recognized at fair value at the time of acquisition, and their fair value approximates their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Tax deductible goodwill and intangible assets arising from the ESD acquisition was $111.9.

At December 31, 2023, provision for claims outstanding relating to all prior acquisitions were $21.6, based on their expected probable outcome (note 17).

Gross revenue earned from ESD since the acquisition date was $68.3.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company's consolidated financial statements were based on management's best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Barton Willmore and L2P. For ESD, management is reviewing vendor's closing financial statements, purchase adjustments, and other outstanding information. Once the reviews are completed and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

8. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	December 31, 2023 $	December 31, 2022 $
Cash	**194.4**	139.5
Unrestricted investments	**158.5**	8.8
Cash and cash equivalents	**352.9**	148.3

9. Trade and Other Receivables

	December 31, 2023 $	December 31, 2022 $
Trade receivables, net of expected credit losses of $2.7 (2022 – $2.0)	**1,016.1**	988.1
Holdbacks and other	**47.4**	39.9
Trade and other receivables	**1,063.5**	1,028.0

The aging analysis of gross trade receivables is as follows:

	Total $	**1–30 $**	**31–60 $**	**61–90 $**	**91–120 $**	**121+ $**
December 31, 2023	**1,018.8**	**503.8**	**309.0**	**92.1**	**31.7**	**82.2**
December 31, 2022	990.1	556.4	246.9	71.6	39.8	75.4

Information about the Company's exposure to credit risks for trade and other receivables is included in note 24.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

10. Property and Equipment

	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Other $	Total $
Cost					
December 31, 2021	128.7	83.6	243.9	43.3	499.5
Additions	26.7	5.8	32.7	8.1	73.3
Measurement period adjustment net of acquisition additions	(0.6)	0.2	(0.1)	—	(0.5)
Disposals	(19.2)	(13.2)	(35.3)	(8.9)	(76.6)
Impact of foreign exchange	2.9	3.8	6.9	3.7	17.3
December 31, 2022	138.5	80.2	248.1	46.2	513.0
Additions	38.0	5.8	29.7	16.2	89.7
Additions arising on acquisitions	0.8	0.1	1.7	—	2.6
Disposals	(21.4)	(9.6)	(38.1)	(8.8)	(77.9)
Impact of foreign exchange	(1.8)	(1.4)	(3.2)	(0.8)	(7.2)
December 31, 2023	**154.1**	**75.1**	**238.2**	**52.8**	**520.2**
Accumulated depreciation					
December 31, 2021	63.5	46.0	136.6	19.7	265.8
Depreciation	19.3	6.8	26.9	3.8	56.8
Disposals	(17.7)	(11.5)	(33.4)	(6.7)	(69.3)
Net reversal of impairment (note 11)	—	(0.3)	(0.4)	—	(0.7)
Impact of foreign exchange	2.1	1.8	4.5	1.3	9.7
December 31, 2022	67.2	42.8	134.2	18.1	262.3
Depreciation	22.6	7.0	26.0	4.3	59.9
Disposals	(20.4)	(8.0)	(34.5)	(4.6)	(67.5)
Net impairment (note 11)	—	0.3	1.6	—	1.9
Impact of foreign exchange	(0.9)	(0.7)	(1.9)	(0.4)	(3.9)
December 31, 2023	**68.5**	**41.4**	**125.4**	**17.4**	**252.7**
Net book value					
December 31, 2022	71.3	37.4	113.9	28.1	250.7
December 31, 2023	**85.6**	**33.7**	**112.8**	**35.4**	**267.5**

Included in the Other category is automotive equipment, buildings, land, and an ownership interest in an aircraft.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

11. Lease Assets

	Building $	Other $	Total $
December 31, 2021	459.7	16.8	476.5
Additions	76.4	4.7	81.1
Acquisitions	8.3	0.2	8.5
Depreciation	(115.9)	(6.2)	(122.1)
Modifications	6.7	(0.2)	6.5
Reversal of impairment, net	4.8	—	4.8
Foreign exchange	15.0	0.1	15.1
December 31, 2022	455.0	15.4	470.4
Additions	45.4	2.9	48.3
Acquisitions	14.6	0.4	15.0
Depreciation	(114.7)	(7.0)	(121.7)
Modifications	33.3	0.3	33.6
Reversal of impairment, net	1.6	—	1.6
Foreign exchange	(4.2)	(0.1)	(4.3)
December 31, 2023	**431.0**	**11.9**	**442.9**

The Company leases buildings for its office spaces across the globe. Lease terms typically range from 1 to 15 years and a weighted average remaining lease term of 6.2 years at December 31, 2023 (2022 - 6.6 years). To provide operational flexibility, the Company includes extension and termination options in certain leases.

The Company leases vehicles and office equipment with terms typically ranging from 1 to 7 years and a weighted average remaining lease term of 2.8 years at December 31, 2023 (2022 - 3.2 years).

The Company also leases IT equipment and other equipment with terms typically ranging from 1 to 5 years. These leases are generally short-term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

The Company's acquisition integration activities and initiatives to optimize office space led to the approval of formal plans to sublease and exit certain underutilized office spaces. These changes in use resulted in the recognition of impairment losses (note 30), where the carrying amount of the assets exceeded the recoverable amount, determined based on the value in use method, and an onerous contract provision of $2.5 (2022 - $19.0) (note 17). Subsequent payments made for variable costs on impaired office lease assets reduced the estimated future cash outflows and increased the recoverable amount of the leased assets resulting in the reversal of previously recorded impairments.

Amounts recognized in administrative and marketing expenses	For the year ended December 31,	
	2023 **$**	2022 $
Rent expense - variable lease payments	**47.5**	39.6
Rent expense - short-term leases and leases of low-value assets	**2.9**	2.9
Income from subleases	**(2.9)**	(2.5)
Total	**47.5**	40.0

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs. Future undiscounted cash flows for short-term leases, leases of low-value assets, variable lease payments, and sublease payments receivable are disclosed in note 20.

Cash outflows for lease liabilities are disclosed in note 32.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

12. Goodwill

	December 31, 2023 $	December 31, 2022 $
Gross goodwill, beginning of the year	**2,524.4**	2,362.3
Acquisitions	**74.2**	64.7
Impact of foreign exchange	**(36.6)**	97.4
Gross goodwill, end of the year	**2,562.0**	2,524.4
Accumulated impairment losses	**(178.0)**	(178.0)
Net goodwill, end of the year	**2,384.0**	2,346.4

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company considers its CGUs based on the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, the CGUs are defined as Canada, US, Asia/Pacific, Latin America, and UK/Europe/Middle East. As goodwill is not monitored at a level lower than the Company's operating segments, the CGUs excluding Canada and the US are grouped in Global for purposes of allocating goodwill and testing impairment.

Goodwill was allocated to its CGUs or group of CGUs as follows:

	December 31, 2023 $	December 31, 2022 $
Canada	**359.5**	359.5
United States	**1,452.4**	1,408.0
Global	**572.1**	578.9
Allocated	**2,384.0**	2,346.4

On October 1, 2023, and October 1, 2022, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2023 and 2022 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

Assumptions

The calculation of fair value less costs of disposal is most sensitive to the following key assumptions:

- Operating margin rates based on actual experience and management's long-term projections. Operating margin is defined as project margin less the sum of administrative and marketing expenses, depreciation of property and equipment, amortization of software, and other adjustments such as lease interest and principal lease payments.
- Discount rates reflecting investors' expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted. For its October 1, 2023 impairment tests, the Company discounted the cash flows using an after-tax discount rate of 8.9% for Canada, 9.5% for United States, and a weighted average discount rate of 10.8% for the Global group of CGUs (October 1, 2022 - 8.8% for Canada, 9.4% for United States, and 10.1% for the Global group of CGUs).

Other assumptions:

- Terminal growth rates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that does not exceed 3.5% (2022 – 3.8%).
- Non-cash working capital requirements are based on historical actual rates, market analysis, and management's long-term projections.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

- Net revenue growth rate based on management's best estimates of cash flow projections over a five-year period.

Sensitivity to changes in assumptions
As at October 1, 2023, the recoverable amounts of the Canada and US CGUs exceeded their carrying amounts and management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount to exceed its recoverable amount. The recoverable amount of the Global group of CGUs exceeded its carrying amount by $106.7 assuming terminal operating margins averaging 9.3%. Assuming all other assumptions remain the same, the terminal operating margin would need to decline by 100-basis points for the Global group of CGUs carrying amount to exceed its recoverable amount.

13. Intangible Assets

	Client Relationships $	Contract Backlog $	Software and other $	Total $
Cost				
December 31, 2021	463.2	50.2	78.8	592.2
Additions	—	—	25.7	25.7
Additions arising on acquisitions	13.1	1.7	0.5	15.3
Removal of fully amortized assets	(24.3)	(6.1)	(14.0)	(44.4)
Disposals	—	—	(1.4)	(1.4)
Impact of foreign exchange	19.9	2.8	0.6	23.3
December 31, 2022	471.9	48.6	90.2	610.7
Additions	—	—	13.7	13.7
Additions arising on acquisitions	25.2	12.4	—	37.6
Removal of fully amortized assets	(25.4)	(47.8)	(39.4)	(112.6)
Impact of foreign exchange	(7.6)	(0.8)	(0.5)	(8.9)
December 31, 2023	**464.1**	**12.4**	**64.0**	**540.5**
Accumulated amortization				
December 31, 2021	185.0	2.8	31.1	218.9
Amortization	45.6	33.3	25.7	104.6
Removal of fully amortized assets	(24.3)	(6.1)	(14.0)	(44.4)
Impact of foreign exchange	9.3	1.4	0.5	11.2
December 31, 2022	215.6	31.4	43.3	290.3
Amortization	46.3	21.3	34.4	102.0
Removal of fully amortized assets	(25.4)	(47.8)	(39.4)	(112.6)
Impact of foreign exchange	(3.8)	(0.8)	(0.3)	(4.9)
December 31, 2023	**232.7**	**4.1**	**38.0**	**274.8**
Net book value				
December 31, 2022	256.3	17.2	46.9	320.4
December 31, 2023	**231.4**	**8.3**	**26.0**	**265.7**

During 2023, the Company concluded that there were no indicators of impairment related to intangible assets. The net book value of software acquired through software financing obligations is $15.4 (2022 - $32.7).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

14. Other Assets

	Note	December 31, 2023 $	December 31, 2022 $
Financial assets			
Investments held for self-insured liabilities	23	**204.5**	156.8
Holdbacks on long-term contracts		**25.2**	33.7
Other		**48.6**	27.0
Non-financial assets			
Other		**18.0**	17.3
		296.3	234.8
Less current portion - financial		**15.8**	9.1
Less current portion - non-financial		**1.3**	1.1
Long-term portion		**279.2**	224.6

Financial assets - Other primarily includes indemnifications, sublease receivables, deposits, and derivative financial instruments (note 24). Non-financial assets - Other primarily includes investments in joint ventures and associates, transaction costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as FVPL with gains (losses) recorded in net income.

Their fair value and amortized cost are as follows:

	December 31, 2023 $		December 31, 2022 $	
	Fair Value	**Amortized Cost/Cost**	Fair Value	Amortized Cost/Cost
Bonds	**127.2**	**125.0**	104.4	105.1
Equity securities	**77.3**	**66.3**	52.4	51.8
Total	**204.5**	**191.3**	156.8	156.9

The bonds bear interest at rates ranging from 0.63% to 8.00% per annum (2022 – 0.75% to 8.00%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	December 31, 2023 $	December 31, 2022 $
Within one year	**0.4**	1.3
After one year but not more than five years	**43.1**	45.7
More than five years	**83.7**	57.4
Total	**127.2**	104.4

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

15. Trade and Other Payables

	December 31, 2023 $	December 31, 2022 $
Trade accounts payable and accruals	**351.9**	300.6
Employee and payroll liabilities	**392.0**	368.5
Other accrued liabilities	**74.6**	86.6
Trade and other payables	**818.5**	755.7

16. Long-Term Debt

	December 31, 2023 $	December 31, 2022 $
Senior unsecured notes	**547.6**	298.6
Revolving credit facility	**79.5**	533.0
Term loan facilities	**408.2**	307.2
Notes payable	**82.8**	62.4
Software financing obligations	**10.9**	34.6
	1,129.0	1,235.8
Less current portion	**146.7**	52.2
Long-term portion	**982.3**	1,183.6

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:

- $300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum; and
- $250 of notes issued on June 27, 2023, that mature on June 27, 2030. The notes bear interest at a fixed rate of 5.393% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit and term loan facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of a senior revolving credit facility in the maximum amount of $800 and a senior term loan of $310 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan are unsecured, may be repaid from time to time at the option of the Company, and mature at various dates before December 8, 2027. On June 16, 2023, the Company also entered into an unsecured bilateral term credit facility of $100 that matures on June 17, 2024.

At December 31, 2023, the revolving credit facility of $79.5 (US$60.0) was payable in US funds (2022 - in Canadian funds of $376.0 and US funds of $157.0 (US$116.0)). As at December 31, 2023 and 2022, the term loan facilities were payable in Canadian funds. The average interest rate for the revolving credit facility and term loan facilities at December 31, 2023, was 6.78% (2022 – 6.09%).

The funds available under the revolving credit facility are reduced by overdrafts (included in bank indebtedness in the consolidated statements of financial position) and outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2023, the Company had issued outstanding letters of credit that expire at various dates before October 2024, are payable in various currencies, and total $2.4 (2022 – $2.6). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2023, $718.1 (2022 – $223.6) was available under the revolving credit facility.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand. The average interest rate at December 31, 2023, was 6.59% (2022 - 5.18%) and the amount drawn was $23.6 (2022 - $24.6).

Bank indebtedness also includes overdrafts drawn under the terms of the Company's syndicated senior credit facilities. No balances were drawn at December 31, 2023 (2022 - $40.8).

Notes payable
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2024 to 2026. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at December 31, 2023, was 3.9% (2022 – 1.6%). The aggregate maturity value of the notes of $84.3 (2022 - $62.8) is comprised of:

	December 31, 2023		December 31, 2022	
	CAD	**Foreign currency**	CAD	Foreign currency
US dollars	**54.3**	**41.0**	8.1	6.0
British pounds	**17.6**	**10.5**	28.6	17.5
Other currencies	**12.4**	**13.4**	26.1	27.2

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 5.94% (2022 - up to 5.94%). These obligations expire at various dates before 2027. Software additions acquired through software financing obligations during 2023 were $0.6 (2022 - $19.3) and have been excluded from the consolidated statement of cash flows (note 32).

Letter of credit and surety facilities
The Company has a separate letter of credit facility outside of its revolving credit facility that provides letters of credit up to $100. At December 31, 2023, $57.0 (2022 – $66.9) in aggregate letters of credit outside of the Company's credit facilities were issued in various currencies. Of these letters of credit, $41.6 (2022 – $54.6) expire at various dates before January 2025 and $15.4 (2022 – $12.3) have open-ended terms.

The Company has surety facilities related to Construction Services (which was sold in 2018) to accommodate the issuance of bonds for certain types of project work. At December 31, 2023, the Company retained bonds of $16.6 (2022 - $27.1) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before July 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $20.3 (2022 - $18.8) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

17. Provisions

	Self-insured liabilities $	Claims $	Lease restoration $	Onerous contracts $	Total $
Balance, beginning of the year	**94.6**	**52.6**	**17.5**	**33.1**	**197.8**
Current year provisions	**20.1**	**21.2**	**15.6**	**4.9**	**61.8**
Paid or otherwise settled	**(26.7)**	**(26.1)**	**(4.5)**	**(13.1)**	**(70.4)**
Impact of foreign exchange	**(1.4)**	**(1.0)**	**(0.1)**	**(0.2)**	**(2.7)**
	86.6	**46.7**	**28.5**	**24.7**	**186.5**
Less current portion	**7.8**	**25.5**	**5.7**	**12.7**	**51.7**
Long-term portion	**78.8**	**21.2**	**22.8**	**12.0**	**134.8**

Cash outflows for provisions for claims are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company's net cash flows.

Provision for lease restoration relates to building leases (note 11). Cash outflows for provisions for lease restoration are expected to occur within the next one to twelve years.

18. Employee Defined Benefit Plans

	December 31, 2023 $	December 31, 2022 $
Net defined benefit pension asset	**72.3**	57.4
Net defined benefit pension liability	**(15.6)**	(17.0)
End of employment benefit plans	**(13.9)**	(15.3)
	(29.5)	(32.3)

Defined benefit pension plans

The Company sponsors defined benefit pension plans (the Plans) covering certain full-time and past employees, primarily in the United Kingdom. The benefits for the Plans are based on final compensation and years of service. The Plans are closed to new participants and have ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees that is responsible for administering the assets and defining the investment policies of the Plans.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent were completed as at March 31, 2021. The Plans require that contributions be made to separately administered funds, which are maintained independently by custodians. The Company expects to contribute approximately $7 to the Plans in 2024.

The Plans expose the Company to a number of risks, including changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. The Company is also exposed to price risk because the Plans' assets include investments in equities.

The Company has a bulk annuity policy for a UK pension scheme and also holds guaranteed annuities for certain plan members upon retirement. Future cash flows from annuities will match the amount and timing of certain benefits payable under the Plans, partially mitigating the Company's exposure to future volatility in the related obligations. At

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

December 31, 2023, 55.2% (2022 - 56.9%) of the defined benefit obligation was fully covered against changes in interest rates and longevity post-retirement. Post-retirement benefits that are fully matched with annuity policies have been included in both the asset and liability figures in the following tables.

A liability-driven investment (LDI) strategy has been implemented to mitigate a portion of the Plans' long-term interest rate and inflation risks by investing in assets that have similar interest rate and inflation characteristics as the Plans' liabilities. The LDI strategy relates to only a portion of the Plans' investments; therefore, the Plans remain exposed to significant interest rate and inflation risk, along with the other risks mentioned above.

The following table presents a reconciliation from the opening balances to the closing balances for the net defined benefit asset (liability) and its components:

	2023			2022		
	Defined Benefit Obligation $	**Fair Value of Plan Assets $**	**Net Defined Benefit Asset (Liability) $**	Defined Benefit Obligation $	Fair Value of Plan Assets $	Net Defined Benefit Asset (Liability) $
Balance, beginning of the year	**(382.5)**	**422.9**	**40.4**	(586.1)	560.3	(25.8)
Administrative and marketing expenses						
Interest income (expense)	**(17.8)**	**20.2**	**2.4**	(9.8)	9.5	(0.3)
Administrative expenses paid by the Plans	**—**	**(2.1)**	**(2.1)**	—	(1.6)	(1.6)
	(17.8)	**18.1**	**0.3**	(9.8)	7.9	(1.9)
Other comprehensive income (loss)						
Adjustments on the plan assets, excluding interest income	**—**	**10.3**	**10.3**	—	(127.0)	(127.0)
Actuarial gains (losses) arising from:						
Changes in demographic assumptions	**5.8**	**—**	**5.8**	0.3	—	0.3
Changes in financial assumptions	**(9.6)**	**—**	**(9.6)**	192.7	—	192.7
Experience adjustments	**(3.4)**	**—**	**(3.4)**	(16.3)	—	(16.3)
Remeasurement gain (loss), before tax	**(7.2)**	**10.3**	**3.1**	176.7	(127.0)	49.7
Effect of movement in exchange rates	**(11.1)**	**12.4**	**1.3**	22.7	(21.9)	0.8
	(18.3)	**22.7**	**4.4**	199.4	(148.9)	50.5
Other						
Benefits paid	**16.0**	**(16.0)**	**—**	14.0	(14.0)	—
Contributions by employer	**—**	**11.6**	**11.6**	—	17.6	17.6
	16.0	**(4.4)**	**11.6**	14.0	3.6	17.6
Balance, end of the year	**(402.6)**	**459.3**	**56.7**	(382.5)	422.9	40.4

The total remeasurement gain on the net employee defined benefit asset at December 31, 2023, was $7.8, which included a deferred tax recovery of $4.7, primarily from a tax rate change in the United Kingdom (2022 – gain of $35.5, net of deferred tax expense of $14.2).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

	December 31, 2023 $	December 31, 2022 $
Included in the consolidated statement of financial position within:		
Net defined benefit asset	**72.3**	57.4
Net defined benefit liability	**(15.6)**	(17.0)
	56.7	40.4

The Company has an unconditional right to derive economic benefit from the above surplus and has therefore recognized a net defined benefit asset.

Major categories of plan assets, measured at fair value, are as follows:

	December 31, 2023 $	December 31, 2022 $
Cash and cash equivalents	**26.7**	18.9
Investments quoted in active markets (mutual, exchange-traded, and pooled funds):		
Equities	**18.7**	15.2
Fixed income, corporate bonds, and gilts	**71.0**	6.5
Pooled fund liability-driven investments	**118.2**	18.7
Alternatives and property funds	**2.5**	0.6
Unquoted investments:		
Annuity policies	**222.2**	217.7
Insurance contracts:		
Equities and property	**—**	97.5
Corporate bonds	**—**	26.8
Cash and cash equivalents	**—**	21.0
Fair value of plan assets	**459.3**	422.9

The investment policy for the Plans is to balance risk and return. Approximately 52% of plan assets are invested in mutual, exchange-traded, and pooled funds (fair valued using quoted market prices) or held in cash. Approximately 48% of plan assets are held in annuity policies that will have cash flows that match the amount and timing of certain benefits payable under the Plans. The fair value of these policies reflects the present value of the related obligations and is determined using actuarial techniques and guaranteed annuity rates. In the comparative period, the Plans were also invested in a wholly insured with-profits insurance contract with a major insurance company that provided for a declared rate of interest and was fair valued using valuation techniques with market observable inputs. The insurance contract was terminated in 2023.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

	December 31, 2023	December 31, 2022
Discount rate	**4.48%**	4.60%
Rate of increase in salaries	**4.36%**	4.30%
Rate of inflation, pre-retirement	**2.64%**	2.68%
Rate of increase in future pensions payment	**3.30%**	3.39%
Life expectancy at age 65 for current pensioners:		
Male	**21 years**	22 years
Female	**24 years**	24 years
Life expectancy at age 65 for current members aged 45:		
Male	**22 years**	23 years
Female	**25 years**	25 years

At December 31, 2023, the weighted average duration of the defined benefit obligation was 14 years (2022 – 15 years).

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31, 2023		December 31, 2022	
	Increase $	**Decrease $**	Increase $	Decrease $
Change in discount rate by 0.25%	**(13.8)**	**14.3**	(11.4)	11.6
Change in pre-retirement inflation rate by 0.25%	**2.4**	**(2.4)**	2.7	(2.7)
Change in salary growth by 0.25%	**0.3**	**(0.3)**	0.3	(0.3)
Change in pension increase assumption by 0.25%	**7.5**	**(7.4)**	7.1	(7.1)
Change in one year in the life expectancy	**13.5**	**(13.5)**	10.3	(10.3)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting year. The sensitivity analyses were based on changing a significant assumption and keeping all other assumptions constant and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

End of employment benefit plans
The liability for end of employment benefit plans represents the Company’s estimated obligations for long service leave and annual leave that is legislated in some countries in which the Company operates.

In Millions of Canadian Dollars Except Number

19. Other Liabilities

	Note	**December 31, 2023 $**	December 31, 2022 $
Cash-settled share-based compensation	22	**95.5**	60.4
Other		**15.1**	16.3
		110.6	76.7
Less current portion		**55.0**	36.0
Long-term portion		**55.6**	40.7

20. Commitments

The Company has various lease commitments included in lease liabilities (note 11). In addition, the Company has commitments for variable lease payments, short-term leases, and leases of low-value assets. These commitments as at December 31, 2023, are as follows:

	Total $	**Less than 1 Year $**	**1 to 3 Years $**	**After 3 Years $**
Variable lease payments and other	**283.0**	**51.0**	**82.5**	**149.5**
Leases not commenced but committed	**55.7**	**5.6**	**12.9**	**37.2**
Software financing not commenced but committed	**53.4**	**17.8**	**35.6**	**—**
	392.1	**74.4**	**131.0**	**186.7**

Future minimum payments receivable under non-cancelable sublease agreements as at December 31, 2023, are $41.4 (2022 - $28.1), of which $18.8 (2022 - $11.9) relates to sublease receivables included in other assets (note 14).

21. Contingencies and Guarantees

The nature of the Company's legal claims and the provisions recorded for these claims are described in notes 4 and 5. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will not accrue any provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under service contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

22. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On December 11, 2023, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 2,281,339 common shares during the period December 13, 2023, to December 12, 2024. The Company also has an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. During 2023, 129,036 (2022 – 1,085,676) common shares were repurchased for cancellation pursuant to the NCIB at a cost of $10.0 (2022 – $65.3). As at December 31, 2023 and December 31, 2022, no liability was recorded in the Company's consolidated statements of financial position in connection with the ASPP.

During 2023, the Company completed a public offering and issued 3,108,450 common shares from treasury, at a price of $92.50 for gross proceeds of $287.5 ($277.8 net of transaction costs).

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company's board of directors. The table below sets out the dividends paid in 2023.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 10, 2022	December 30, 2022	January 17, 2023	0.180	20.0
February 22, 2023	March 31, 2023	April 17, 2023	0.195	21.7
May 10, 2023	June 30, 2023	July 17, 2023	0.195	21.6
August 9, 2023	September 29, 2023	October 16, 2023	0.195	21.6
November 9, 2023	December 29, 2023	January 16, 2024	0.195	—

At December 31, 2023, trade and other payables included $22.3 (2022 – $20.0) related to the dividends declared on November 9, 2023.

Share-based payment transactions

The Company has a long-term incentive program, which allows for the issuance of RSUs, PSUs, share options, and share appreciation rights. The Company also has a DSUs plan for the board of directors.

During 2023, the Company recognized a net share-based compensation expense of $60.1 (2022 – $26.0), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $75.6 (2022 - $30.2) offset by a hedge impact of $15.5 (2022 - $4.2) (note 24).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

a) Share options

All share options outstanding at the beginning of the year of 281,061, have been fully exercised or expired on May 15, 2023.

b) Cash-settled share-based payments

	December 31, 2023			December 31, 2022		
	RSUs #	**PSUs #**	**DSUs #**	RSUs #	PSUs #	DSUs #
Units, beginning of year	**395,725**	**785,489**	**229,282**	406,762	862,032	200,411
Granted and adjusted dividends	**121,498**	**183,388**	**26,146**	150,591	263,434	28,871
Paid	**(127,173)**	**(284,209)**	**(24,081)**	(148,327)	(318,058)	—
Forfeited	**(14,450)**	**(25,844)**	**—**	(13,301)	(21,919)	—
Units, end of year	**375,600**	**658,824**	**231,347**	395,725	785,489	229,282

Restricted share units

Under the Company’s long-term incentive program, certain officers and employees may be granted RSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date, and the fair value is determined based on the trading price of the Company's common shares. For units that vest upon completing a three-year service condition, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2023, the Company granted 118,259 RSUs (2022 - 145,884) at a fair value of $9.5 (2022 - $8.0) and 127,173 RSUs were paid at a value of $10.2 (2022 - 148,327 RSUs were paid at a value of $8.0). At December 31, 2023, the obligations accrued for RSUs were $20.2 (2022 - $12.7) included in other liabilities (note 19).

Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership team may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. The number of units that vest upon completing a three-year service condition, is subject to a percentage that can range from 0% to 200%, depending on achieving three-year performance and market objectives. The objectives include a return on equity target for a 60% weighting and a total shareholder return relative to the Company's peer group for a 40% weighting.

The fair value of these units is measured using the Monte Carlo method. For units that vest upon completing a three-year service condition that starts after the grant date, unit holders will receive cash payments based on the number of units held on the record date and the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the vesting date, less withholding amounts.

During 2023, 177,897 PSUs (2022 - 253,938) were granted at a fair value of $15.7 (2022 - $14.5) and 284,209 PSUs were paid at a value of $28.2 (2022 - 318,058 PSUs at a value of $15.3). At December 31, 2023, the obligations accrued for PSUs were $51.5 (2022 – $32.8) included in other liabilities (note 19).

Deferred share units

The directors of the board receive DSUs and once certain requirements are met, on an annual basis, the directors may elect to allocate their compensation between DSUs and cash payment (to a maximum of 70%), less withholding amounts. These units vest on their grant date and are adjusted for dividends as they arise, based on the number of units held on the record date. The fair value is determined based on the trading price of the Company's common shares and are paid in cash to the directors of the board on their death or retirement. Cash payment is determined at the volume weighted average of the closing market price of the Company’s common shares for the last 10 trading days of the month.

During 2023, 26,146 DSUs (2022 – 28,871) were granted at a fair value of $1.9 (2022 – $1.6), based on the closing market price of the Company’s common shares at the grant date. At December 31, 2023, the outstanding and vested DSUs had a fair value of $23.8 (2022 – $14.9) included in other liabilities (note 19).

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

23. Fair Value Measurements

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

During 2023, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company's fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

At December 31, 2023	Notes	**Carrying Amount $**	**Level 1 $**	**Level 2 $**	**Level 3 $**
Assets					
Investments held for self-insured liabilities	14	204.5	—	204.5	—
Derivative financial instruments	14,24	20.0	—	20.0	—
Liabilities					
Notes payable	16	82.8	—	—	82.8

At December 31, 2022	Notes	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $
Assets					
Investments held for self-insured liabilities	14	156.8	—	156.8	—
Derivative financial instruments	24	3.1	—	3.1	—
Liabilities					
Notes payable	16	62.4	—	—	62.4
Derivative financial instruments	24	2.3	—	2.3	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. For payments with terms greater than one year, the estimated liability is discounted using an appropriate rate of interest.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The following tables summarize the Company's fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

At December 31, 2023	Note	**Carrying Amount $**	**Level 1 $**	**Level 2 $**	**Level 3 $**
Senior unsecured notes	16	547.6	—	523.2	—

At December 31, 2022	Note	Carrying Amount $	Level 1 $	Level 2 $	Level 3 $
Senior unsecured notes	16	298.6	—	259.8	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

24. Financial Instruments

a) Derivative financial instruments

Interest rate swap
The Company had an interest rate swap agreement to hedge the interest rate variability on tranche C of the term loan with a notional amount of $160.0, which matured on June 27, 2023 and recognized a realized gain in the consolidated statements of income of $2.0 (2022 - unrealized gain through OCI of $4.3 ($3.3 net of tax)).

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $22.2 maturing between 2024 and 2026.

The fair value of the TRSs are based on the difference between the hedged price and the fair value of the Company's common shares and are recorded in other assets (note 14) and other liabilities (note 19). For the year ended December 31, 2023, the TRSs related to the Company's RSUs had an unrealized gain of $5.1 ($3.9 net of tax) (2022 - unrealized gain of $0.4 ($0.3 net of tax)) which was recognized in OCI and a gain of $8.1 (2022 - loss of $3.0) was reclassified to the consolidated statements of income, in administrative and marketing expenses. The TRSs related to the Company's DSUs, for which hedge accounting was not applied, had an unrealized gain of $7.4 (2022 - unrealized loss of $1.2) which was recognized in administrative and marketing expenses in the consolidated statements of income.

There is an economic relationship between these TRSs and the obligation for RSUs because the terms of the two instruments match (i.e., notional amount and payment). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the TRSs are identical to the hedged risk component.

b) Nature and extent of risks
The conflicts in Ukraine and the Middle East, and the transition to higher inflationary environments, as described in note 5, have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company's risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at December 31, 2023, was $2,407.3 (2022 – $2,031.1).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of

In Millions of Canadian Dollars Except Number

the Company's investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At December 31, 2023, the days of revenue in trade receivables was 59 days (2022 – 62 days).

The lifetime ECLs relating to financial assets are outlined in the table below:

December 31, 2023	**Total** **$**	**1–30** **$**	**31–60** **$**	**61–90** **$**	**91–120** **$**	**121+** **$**
Expected loss rate		**0.09 %**	**0.08 %**	**0.23 %**	**0.75 %**	**1.41 %**
Gross carrying amount	**1,844.5**	**1,329.5**	**309.0**	**92.1**	**31.7**	**82.2**
Loss allowance provision, end of the year	**3.5**	**1.2**	**0.3**	**0.2**	**0.3**	**1.5**
December 31, 2022						
Expected loss rate		0.07 %	0.11 %	0.28 %	0.61 %	1.27 %
Gross carrying amount	1,720.1	1,286.3	246.9	71.6	39.8	75.5
Loss allowance provision, end of the year	2.6	1.1	0.2	0.2	0.2	0.9

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL.

Price risk

The Company's investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at December 31, 2023, would increase or decrease the Company's net income by $3.0 (2022 - $2.0), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligations under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at December 31, 2023, would decrease or increase the Company's net income by $3.6 (2022 - $1.2), respectively.

Liquidity risk

The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan facilities, bilateral, multicurrency, and overdraft credit facilities, and the issuance of common shares. The unused capacity of the credit facilities at December 31, 2023, was $732.7 (2022 – $231.8) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 16). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $
December 31, 2023				
Bank indebtedness	**23.6**	**23.6**	**—**	**—**
Trade and other payables	**818.5**	**818.5**	**—**	**—**
Lease liabilities	**667.8**	**119.4**	**228.3**	**320.1**
Long-term debt	**1,135.1**	**148.4**	**196.3**	**790.4**
Other financial liabilities	**5.6**	**5.3**	**0.3**	**—**
Total contractual obligations	**2,650.6**	**1,115.2**	**424.9**	**1,110.5**
December 31, 2022				
Bank indebtedness	65.4	65.4	—	—
Trade and other payables	755.7	755.7	—	—
Lease liabilities	708.0	118.7	240.1	349.2
Long-term debt	1,241.3	54.0	192.1	995.2
Other financial liabilities	6.0	4.0	2.0	—
Total contractual obligations	2,776.4	997.8	434.2	1,344.4

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company's credit and term loan facilities at December 31, 2023, was 1.0% higher or lower, with all other variables held constant, net income would decrease or increase by $4.0 (2022 - $5.4), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

25. Capital Management

The Company's objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as cash, the aggregate of long-term debt (including the current portion), and shareholders' equity.

	December 31, 2023 $	December 31, 2022 $
Current portion of long-term debt	**146.7**	52.2
Non-current portion of long-term debt	**982.3**	1,183.6
Long-term debt	**1,129.0**	1,235.8
Bank indebtedness	**23.6**	65.4
Less: cash and cash equivalents	**(352.9)**	(148.3)
Net debt	**799.7**	1,152.9
Shareholders' equity	**2,756.6**	2,286.0
Total capital managed	**3,556.3**	3,438.9

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

The Company is subject to various covenants related to its revolving credit facility, term loan facilities, and senior unsecured notes, which are measured quarterly. The financial covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as the aggregate amount of indebtedness, less unencumbered cash of up to $150.0 Canadian dollars, to EBITDA (on a pre-IFRS 16 basis) as defined by the syndicate senior credit facilities agreement. The interest coverage ratio is calculated as EBITDA to interest expense (pre-IFRS 16 basis). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of these debt obligations.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2023.

26. Income Taxes

The effective income tax rate for operations in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31,	
	2023 **%**	2022 %
Income tax expense at statutory Canadian rates	**25.5**	25.2
Increase (decrease) resulting from:		
Rate differential on foreign income	**(4.2)**	(1.7)
Research and development and other tax credits	**(1.0)**	(0.6)
Non-deductible expenses and non-taxable income	**0.5**	(0.5)
Adjustments to prior year tax returns	**0.8**	0.1
Other	**0.9**	1.5
	22.5	24.0

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Current income tax expense of $141.6 (2022 - $121.3) are from ongoing operations and major components of deferred income tax recovery are as follows:

	For the year ended December 31,	
	2023	2022
	$	$
Origination and reversal of timing differences	**(44.9)**	(45.7)
Unrecognized tax losses and temporary differences	**0.3**	2.6
Change of tax rates	**4.2**	0.3
Recovery arising from previously unrecognized tax assets	**(5.2)**	(0.4)
Deferred income tax recovery	**(45.6)**	(43.2)

Significant components of net deferred tax assets (liabilities) are as follows:

	December 31, 2023	December 31, 2022
	$	$
Deferred tax assets (liabilities)		
Lease liabilities	**152.3**	159.4
Differences in timing of taxability of revenue and deductibility of expenses	**156.4**	99.9
Loss and tax credit carryforwards	**33.6**	30.0
Other	**1.7**	1.9
Employee defined benefit plan	**(14.2)**	(14.2)
Carrying value of property and equipment in excess of tax cost	**(25.3)**	(18.3)
Carrying value of intangible assets in excess of tax cost	**(129.5)**	(130.9)
Lease assets	**(106.8)**	(110.8)
	68.2	17.0

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of the year	**17.0**	(29.2)
Tax effect on equity items	**8.3**	(14.4)
Impact of foreign exchange	**(4.4)**	(1.3)
Deferred taxes acquired through business combinations	**1.7**	18.7
Tax recovery during the year recognized in net income	**45.6**	43.2
Balance, end of the year	**68.2**	17.0

In Millions of Canadian Dollars Except Number

At December 31, 2023, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements, except as noted below.

	December 31, 2023 $	December 31, 2022 $
Deductible temporary differences	**—**	0.1
Non-capital tax losses:		
Expire (2024 to 2043)	**7.2**	29.7
Never expire	**41.9**	41.8
	49.1	71.5
Capital tax losses:		
Never expire	**7.7**	7.8
	56.8	79.4

Deferred tax assets have not been recognized in respect of these temporary differences and losses, as well as foreign tax credits of $3.9 (2022 - $4.0), because they are restricted to certain jurisdictions and cannot be used elsewhere in the Company at this time.

The OECD introduced a global minimum tax of 15% which is widely referred to as the "Pillar Two" global minimum tax regime (Pillar Two tax regime). Under the Pillar Two tax regime, the Company may be liable to pay top-up taxes for operations in jurisdictions with effective tax rates of less than 15%, that have enacted the legislation. The Company is expected to be within the scope of the Pillar Two tax regime as Canada released draft Pillar Two legislation which is expected to come into effect in 2024. As of December 31, 2023, the United Kingdom and the European Union are the only jurisdictions the Company operates in that have enacted or substantively enacted the tax legislation related to Pillar Two.

The Company is currently in the process of assessing the potential impact, including the application of the transitional safe harbor rules. Based on the current assessment, most entities within the Company are expected to either have an effective tax rate that exceeds 15%, or to meet the transitional safe harbor rules such that no top-up tax would apply. The quantitative impact of the enacted or substantively enacted legislation is not yet reasonably estimable due to the complexities of applying the legislation. Also, as the Pillar Two legislation comes into effect after December 31, 2023, there is currently no related current tax exposure. The Company will continue to monitor the developments in applying the legislation as well as the tax legislative changes in jurisdictions the Company operates in.

27. Net Interest Expense and Other Net Finance Expense

		For the year ended December 31,	
	Note	**2023 $**	2022 $
Interest on credit facilities	16	**58.6**	38.2
Interest on lease liabilities	11	**24.6**	22.5
Interest on senior unsecured notes	16	**13.3**	6.4
Other		**6.2**	2.5
Total interest expense		**102.7**	69.6
Total interest income		**(11.7)**	(5.6)
Net interest expense		**91.0**	64.0
Other net finance expense		**2.0**	9.2
Net interest expense and other net finance expense		**93.0**	73.2

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

28. Revenue

Disaggregation of revenue

The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Revenue is derived principally under fee-for-service agreements with clients. Disaggregation of revenue by geographic area and service is included in note 34. Acquisitions increased deferred revenue by $7.5 (2022 - $3.1) and did not impact contract assets (note 7).

Revenue recognized in 2023 and included in deferred revenue at January 1, 2023, was $288.0 (2022 – $264.8). Revenue recognized in 2023 from performance obligations satisfied (or partially satisfied) in prior years was less than 1% (2022 – <1%) of the Company's gross revenue.

Remaining performance obligations (backlog)
The aggregate amount of estimated revenue related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2023, was $6,305.9 (2022 – $5,901.7). This amount includes all contracts with customers but excludes variable consideration that is not highly probable. The Company expects to recognize approximately 73% (2022 – 73%) of this revenue as contracts are completed over the next 18 months with the remainder recognized thereafter.

29. Employee Costs

		For the year ended December 31,	
		2023	2022
	Note	**$**	$
Wages, salaries, and benefits		**3,654.6**	3,243.2
Pension costs		**108.0**	93.5
Net share-based compensation	22	**60.1**	26.0
Total employee costs		**3,822.7**	3,362.7
Direct labor		**2,321.5**	2,039.9
Indirect labor		**1,501.2**	1,322.8
Total employee costs		**3,822.7**	3,362.7

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs is $108.3 (2022 - $91.6) related to defined contribution plans.

30. Other Income

		For the year ended December 31,	
		2023	2022
	Note	**$**	$
Realized gain on equity securities		**(0.6)**	(15.6)
Unrealized (gain) loss on equity securities	14	**(10.5)**	18.0
Gain on disposition of intangible asset		**—**	(5.6)
Foreign exchange loss		**7.2**	3.4
Net impairment (reversal) of lease assets and property and equipment	10,11	**0.3**	(5.5)
Other		**(1.3)**	(1.7)
Total other income		**(4.9)**	(7.0)

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

31. Weighted Average Shares Outstanding

The number of basic shares outstanding and diluted common shares, calculated on a weighted average basis, is as follows:

	December 31, 2023 #	December 31, 2022 #
Basic shares outstanding	**111,228,491**	110,936,481
Share options	—	133,295
Diluted shares	**111,228,491**	111,069,776

At December 31, 2023, and December 31, 2022, no options were antidilutive.

32. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the year ended December 31, 2023, is as follows:

	Senior Unsecured Notes $	**Revolving Credit and Term Loan Facilities $**	**Notes Payable $**	**Software Financing Obligations $**	**Lease Liabilities $**	**Total $**
December 31, 2021	298.2	851.2	64.7	31.0	668.9	1,914.0
Statement of cash flows						
Net proceeds (repayments)	—	(22.6)	(43.1)	(17.2)	(153.7)	(236.6)
Non-cash changes						
Foreign exchange	—	12.1	0.3	1.1	15.9	29.4
Additions and modifications	—	(1.2)	40.6	19.3	89.9	148.6
Other	0.4	0.7	(0.1)	0.4	0.4	1.8
December 31, 2022	298.6	840.2	62.4	34.6	621.4	1,857.2
Statement of cash flows						
Net proceeds (repayments)	250.0	(355.2)	(27.8)	(24.6)	(125.0)	(282.6)
Transaction costs	(1.2)	—	—	—	—	(1.2)
Non-cash changes						
Foreign exchange	—	1.7	0.4	(0.2)	(6.0)	(4.1)
Additions and modifications	—	—	50.6	0.6	85.7	136.9
Other	0.2	1.0	(2.8)	0.5	3.0	1.9
December 31, 2023	**547.6**	**487.7**	**82.8**	**10.9**	**579.1**	**1,708.1**

	December 31, 2023 $	December 31, 2022 $
Supplemental disclosure		
Income taxes paid, net of recoveries	**143.6**	91.2
Interest paid, net of receipts	**83.5**	61.1

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

Amounts for leases recognized in the consolidated statements of cash flows	For the year ended December 31,	
	2023	2022
	$	$
Cash payments for the interest portion of lease liabilities	**24.6**	22.5
Cash payments for leases not included in the measurement of lease liabilities	**47.5**	40.1
Cash used in operating activities	**72.1**	62.6
Net cash used in financing activities	**125.0**	153.7
Total cash used for leases	**197.1**	216.3

33. Related-Party Disclosures

At December 31, 2023, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business.

The following lists the most significant entities where the Company owns 100% of the voting and restricted securities.

Name	**Jurisdiction of Incorporation**
Cardno Consulting, LLC	Delaware, United States
International Insurance Group Inc.	Barbados
Mustang Acquisition Holdings Inc.	Delaware, United States
Stantec Australia Holdings No.1 Pty Ltd	Australia
Stantec Australia Pty Ltd	Australia
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware V LLC	Delaware, United States
Stantec Delaware VI LLC	Delaware, United States
Stantec Global Capital Limited	United Kingdom
Stantec Holding (2017) Limited	United Kingdom
Stantec Holdings GP ULC	Canada
Stantec Holdings LP	Canada
Stantec Holdings ULC	Canada
Stantec International Consulting, Inc.	Delaware, United States
Stantec New Zealand	New Zealand
Stantec Technology International Inc.	Delaware, United States
Stantec US Insurance Group, Inc.	Arizona, United States
Stantec UK Limited	United Kingdom

There are no significant restrictions on the Company's ability to access or use assets or to settle liabilities of its subsidiaries. Financial statements of all subsidiaries are prepared as at the same reporting date as the Company's.

Structured entities

At December 31, 2023, the Company had management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed

In Millions of Canadian Dollars Except Number

so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company's consolidated financial statements. The Company does not have significant unconsolidated structured entities.

The following lists the most significant structured entities that are consolidated in the Company's financial statements.

Name	**Jurisdiction of Incorporation**
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Geomatics Ltd.	Canada
Stantec International Inc.	Pennsylvania, United States

Joint operations

The Company also conducted its business through the following significant joint operations.

Name	**Ownership Interests**	**Jurisdiction**
Starr II, a Joint Venture	47%	United States
WSM Pacific SIOP, a Joint Venture	32%	United States
Better Together, a Joint Venture	10%	Australia

Joint ventures

The Company enters into transactions through its investments in joint ventures. The following table provides the total dollar amount for transactions that have been entered into with related parties.

	For the year ended December 31, 2023			For the year ended December 31, 2022		
	Sales to Related Parties $	**Distributions Paid $**	**Amounts Owed by Related Parties $**	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $
Joint ventures	**96.3**	**0.8**	**16.7**	69.1	2.1	12.6

Compensation of key management personnel and directors of the Company

	For the year ended December 31,	
	2023 $	2022 $
Salaries and other short-term employment benefits	**15.5**	13.9
Directors' fees	**0.7**	0.7
Share-based compensation	**36.8**	9.0
Total compensation	**53.0**	23.6

The Company's key management personnel for 2023 and 2022 include its Chief Executive Officer (CEO), Chief Operating Officers, Chief Financial Officer, Chief Practice and Project Officer, Chief Growth & Innovation Officer, and Executive Vice Presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the year. Share-based compensation includes the fair value adjustment for the year.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

34. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company's reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

The Company revised the reportable segment information in the tables below to exclude total gross revenue and inter-segment revenue, in order to better align with the information used by the chief operating decision maker to evaluate segment performance. Net revenue between segments are allocated based on where direct labor was incurred.

Reportable segments

	For the year ended December 31, 2023			
	Canada $	**United States $**	**Global $**	**Consolidated $**
Gross revenue from external customers	**1,426.5**	**3,634.5**	**1,418.6**	**6,479.6**
Less subconsultants and other direct expenses and net revenue inter-segment allocations	**180.2**	**950.4**	**282.8**	**1,413.4**
Total net revenue	**1,246.3**	**2,684.1**	**1,135.8**	**5,066.2**
Project margin	**667.4**	**1,475.1**	**602.2**	**2,744.7**

	For the year ended December 31, 2022			
	Canada $	United States $	Global $	Consolidated $
Gross revenue from external customers	1,337.0	3,056.6	1,283.6	5,677.2
Less subconsultants and other direct expenses and net revenue inter-segment allocations.	186.2	790.0	243.8	1,220.0
Total net revenue	1,150.8	2,266.6	1,039.8	4,457.2
Project margin	611.0	1,254.1	552.2	2,417.3

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

The following tables disclose disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information	Non-Current Assets		Gross Revenue	
			For the year ended December 31,	
	December 31, 2023	December 31, 2022	**2023**	2022
	$	$	**$**	$
Canada	**606.7**	618.4	**1,426.5**	1,337.0
United States	**1,985.3**	1,982.0	**3,634.5**	3,056.6
United Kingdom (revised)	**205.4**	202.2	**411.6**	348.1
Australia	**398.2**	421.2	**453.3**	459.3
Other global geographies (revised)	**164.5**	164.1	**553.7**	476.2
	3,360.1	3,387.9	**6,479.6**	5,677.2

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

For the year 2022, the reclassification of $61.2 in gross revenue was made for certain projects located in other global geographies previously included in the United Kingdom, which revised gross revenue for the United Kingdom from $409.3 to $348.1 and other global geographies from $415.0 to $476.2.

Gross revenue by services	For the year ended December 31,	
	2023	2022
	$	$
Infrastructure	**1,723.7**	1,597.6
Environmental Services	**1,410.6**	1,250.9
Water	**1,368.9**	1,137.2
Buildings	**1,232.6**	1,027.7
Energy & Resources	**743.8**	663.8
Total gross revenue from external customers	**6,479.6**	5,677.2

Customers

The Company has a large number of clients in various industries and sectors of the economy. No individual customer exceeds 10% of the Company's gross revenue.

35. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2023, investment tax credits of $14.5 (2022 – $9.9) were recorded.

36. Events after the Reporting Period

Acquisitions

On January 8, 2024, the Company acquired all of the shares of ZETCON Ingenieure GmbH (ZETCON), a 645-person engineering firm headquartered in Bochum, Germany, with 13 offices covering all major German metropolitan areas, one office in Austria, and several smaller project offices. ZETCON provides a strong platform in infrastructure planning, inspection, project management, and construction management. This addition further strengthens the Company's Infrastructure operations in the Global group of CGUs.

In Millions of Canadian Dollars Except Number of Shares and Per Share Data

On February 9, 2024, the Company acquired all of the shares of Morrison Hershfield Group Inc. (Morrison Hershfield), a 1,150-person engineering and management firm headquartered in Markham, Ontario, Canada. Morrison Hershfield has offices in 22 cities across North America and an office in India. The firm has a highly respected industry reputation in transportation, buildings, and environmental services. This addition further strengthens the Company's Infrastructure, Buildings, and Environmental Services operations in the Canada and United States CGUs.

The aggregate consideration for these acquisitions amounted to $522.9.

Dividends

On February 28, 2024, the Company declared a dividend of $0.21 per share, payable on April 15, 2024, to shareholders of record on March 28, 2024.

In Millions of Canadian Dollars Except Number


Stantec
Stantec

Anping Reclaimed Water Plant
Tainan, Taiwan

Note for this task there was no risk of eye injury and safety eye protection was not deemed necessary

Corporate Information

Board of Directors

Douglas K. Ammerman
Chair of the Board of Directors
Laguna Beach, California

Martin A. a Porta [2, 3]
Director
Zug, Switzerland

Shelley A. M. Brown [1]
Director
Saskatoon, Saskatchewan

Angeline G. Chen [1, 2]
Director
Bethesda, Maryland

Dr. Patricia D. Galloway [2, 3]
Director
Cle Elum, Washington

Robert J. Gomes [3]
Director
Edmonton, Alberta

Gordon A. Johnston
President & CEO
Edmonton, Alberta

Donald J. Lowry [1, 3]
Director
Edmonton, Alberta

Marie-Lucie Morin [2]
Director
Ottawa, Ontario

Celina J. Wang Doka [1, 3]
Director
Newport Beach, California

Corporate Officers

Gordon A. Johnston
President & Chief Executive Officer
Edmonton, Alberta

Theresa B. Y. Jang
Executive Vice President,
Chief Financial Officer
Calgary, Alberta

John D. Take
Executive Vice President,
Chief Growth & Innovation Officer
Tucson, Arizona

Stuart E. Lerner
Executive Vice President,
Chief Operating Officer, North America
New York, New York

Catherine M. Schefer
Executive Vice President,
Chief Operating Officer, Global
Warrington, United Kingdom

Steve M. Fleck
Executive Vice President,
Chief Practice & Project Officer
Vancouver, British Columbia

Asifa Samji
Executive Vice President,
Chief People & Inclusion Officer
Vancouver, British Columbia

Paul J. D. Alpern
Senior Vice President,
Secretary and General Counsel
Edmonton, Alberta

---

(1) Member of Audit and Risk Committee

(2) Member of Corporate Governance and Compensation Committee

(3) Member of Sustainability and Safety Committee

ON THE COVER

Kettering University New Learning Commons
Flint, Michigan, USA

Head Office
300-10220 103 Avenue NW
Edmonton, Alberta T5J 0K4 Canada
Ph: 780-917-7000
Fx: 780-917-7330
ir@stantec.com

Securities Exchange Listings
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.